07041959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

JSAT Kabushiki Kaisha
(Name of Subject Company)

JSAT Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

JSAT Kabushiki Kaisha
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Koki Koyama
General Manager, Corporate Planning Division, Corporate Planning and Administration Group
JSAT Corporation
1-11-1, Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan
Tel. +813-5219-7777
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 24, 2007
(Date Tender Offer/Rights Offering Commenced)

(184 pages in total, marked sequentially in lower right-hand margin)

047689-0003-08514-Tokyo.2016040.1

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) See Exhibit 1.
(b) Not applicable.

Item 2. ***Informational Legends***

Included in document attached hereto as Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.
(2) Not applicable.
(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on January 24, 2007.
(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

K. Isozaki
(Signature)

Kiyoshi Isozaki, President & CEO
(Name and Title)

January 24, 2007
(Date)

Exhibit	Description	Page No.
1	Notice of Extraordinary Shareholders' Meeting	5

[4]

EXHIBIT 1

Notice of Extraordinary Shareholders' Meeting

JSAT Corporation

Notice to U.S. Shareholders

- This proposed exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

- It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

- You should be aware that the issuer may purchase securities otherwise than in connection with the exchange offer, such as in open market or privately negotiated purchases, at any time.

The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

[Translation]

January 24, 2007

To Our Shareholders:

11-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo
JSAT Corporation
Kiyoshi Isozaki
President & CEO, Representative Director

Convocation Notice of Extraordinary Shareholders' Meeting

We hope this letter finds you well.

We are pleased to inform you that an Extraordinary Shareholders' Meeting will be held as set forth below, and kindly request your attendance.

If you are not able to attend the Meeting, you can exercise your voting rights in writing. We would ask you to please examine the Reference Materials set out below, and to indicate your approval or disapproval on the enclosed Voting Rights Exercise Form and return it to us. Please make sure that it reaches us before 6:00 p.m. Thursday, February 8, 2007.

1. Date and Time February 9, 2007 (Friday), 10:00 a.m.

2. Place 13-1 Takanawa 3-chome, Minato-ku, Tokyo
The Prince Room, First Underground Floor
Takanawa Prince Hotel
(This is different from the place where the previous Ordinary Shareholders' Meeting was held, so please refer to the access map at the end, and be careful not to go to the wrong place.)

3. Purpose of the Meeting

Matters to be resolved

Agenda Item No. 1 Establishment of an Wholly owning Parent Company by Share Transfer

Agenda Item No. 2 Partial Amendment of the Articles of Incorporation

4. Matters Determined upon Convocation

If you execute your voting rights by proxy, you may only delegate to a shareholder holding voting rights. The proxy is to be one (1) person.

---

* When you attend the Meeting, we would ask you to please submit the enclosed Voting Rights Exercise Form at the reception desk at the venue.

* In the event of any changes to the Shareholders' Meeting Reference Materials, we will post them on the Internet website of JSAT Corporation ("JSAT") (http://www.jsat.net).

Shareholders' Meeting Reference Materials

Agenda Items and Reference Matters

Agenda Item No. 1 Incorporation of the Wholly owning Parent Company by the Share Transfer

1. Reason for conducting the Share Transfer

Telecommunications and broadcasting industries face a time of significant change, such as the start of terrestrial digital broadcasting, advances in cellular phones leading to an increasing trend of cellular phones delivering the functions of other media, and high penetration rates of broadband (high-speed, large capacity) services, and competition between media is intensifying. In this operating environment, the Company and SKY Perfect Communications Inc. ("SKY Perfect") have determined that the establishment of an wholly owning parent company ("SKY Perfect JSAT Corporation") by share transfer, and a business combination thereunder embracing a spirit of mutual respect and equality, is the best choice for the Companies.

"SKY Perfect JSAT Corporation" integrates the management resources of the Companies and intends to further develop the market for multi-channel pay-TV broadcasting in Japan, as well as further develop satellite communications and satellite broadcasting infrastructure within, and outside of, Japan and maximize their corporate values through integrated business expansion and more efficient management to correspond with the convergence of the telecommunications and broadcasting industries.

This agenda item requests your approval for the joint establishment of an wholly owning parent company ("SKY Perfect JSAT Corporation") through the share transfer set forth in Article 772 of the Company Law between the Company and SKY Perfect, and for making the Company into a wholly-owned subsidiary, for the purpose mentioned above.

2. Contents of the Memorandum of Share Transfer Plan

MEMORANDUM OF SHARE TRANSFER PLAN (copy)

SKY Perfect Communications Inc. ("SKY") and JSAT Corporation ("JSAT") hereby agree to transfer their shares through a joint transfer of shares, and hereby jointly prepare this share transfer plan (this "Plan") as follows:

Article 1. Share Transfer

Pursuant to this Plan, SKY and JSAT shall cause the wholly owning parent company that is to be newly established upon share transfer through a joint transfer of shares (the "Holding Company") to succeed all the outstanding shares of SKY and JSAT (the "Share Transfer") on the date of incorporation of the Holding Company.

Article 2. Purpose, Corporate Name, Location of Head Office, Total Issuable Shares, and Other Matters Set Out in the Articles of Incorporation of the Holding Company

1. Purpose, corporate name, location of head office and total issuable shares of the Holding Company are as follows:

   (1) Purpose
   The purpose of the Holding Company shall be as set out in Article 3 of the Articles of Incorporation attached hereto as Schedule 1.

   (2) Corporate Name
   The Holding Company's name shall be Sukapah JSAT Kabushiki Kaisha, and it is rendered in English as "SKY Perfect JSAT Corporation".

   (3) Location of Head Office
   The head office of the Holding Company shall be located in Chiyoda-ku, Tokyo.

   (4) Total Issuable Share
   The total number of shares authorized to be issued by the Holding Company shall be 14,500,000.

2. In addition to the matters described in the preceding paragraph, other matters set out in the Holding Company's Articles of Incorporation shall be as described in the Articles of Incorporation attached hereto as Schedule 1.

Article 3. Names of Directors upon Incorporation, Corporate Auditors upon Incorporation and Accounting Auditor upon Incorporation of the Holding Company

1. Directors upon the incorporation of the Holding Company are as follows:

   Masanori Akiyama
   Masao Nito
   Ryoji Hirabayashi
   Hiroo Sumitomo
   Iwao Nakatani
   Masakatsu Mori
   Jun Murai
   Hiromasa Otsuka
   Kazunobu Iijima

Shigeru Ikeda
Kohei Manabe

2. Corporate auditors upon the incorporation of the Holding Company are as follows:
   Shoichi Kameyama
   Ryosuke Tsuruma
   Toshiaki Katsushima
   Kenichiro Tanaka

3. The accounting auditor upon the incorporation of the Holding Company is as follows:
   Deloitte Touche Tohmatsu

Article 4. Shares to be Delivered and Allocated upon Share Transfer

1. The Holding Company shall, upon the Share Transfer, deliver to shareholders of SKY and JSAT (including beneficial shareholders; hereinafter the same) entered or recorded in the final shareholders' register of SKY and JSAT (including beneficial shareholders' register; hereinafter the same) as of the day immediately prior to the Holding Company Incorporation Date (defined in Article 7; hereinafter the same) shares of common stock of the Holding Company in place of shares of common stock of SKY and JSAT. The number of the Holding Company's shares to be delivered shall be equal to the (i) the total number of shares of common stock of SKY outstanding as of the day immediately prior to the Holding Company Incorporation Date multiplied by one and (ii) the total number of shares of common stock of JSAT outstanding as of the day immediately prior to the Holding Company Incorporation Date multiplied by four.

2. The Holding Company shall, upon the Share Transfer, allocate to shareholders of SKY and JSAT entered or recorded in the final shareholders' register of SKY and JSAT as of the day immediately prior to the Holding Company Incorporation Date one share of common stock of the Holding Company per share of common stock of SKY held and four shares of common stock of the Holding Company per share of common stock of JSAT held.

Article 5. Matters regarding Capital and Reserves of Holding Company

The amount of capital and reserves of the Holding Company as of the Holding Company Incorporation Date shall be as follows:

(1) Amount of Capital
   10 billion yen
(2) Amount of Capital Reserve
   100 billion yen
(3) Amount of Revenue Reserve
   0 yen

Article 6. Stock Acquisition Rights to be Delivered and Allocated upon Share Transfer

1. (1) The Holding Company shall, upon the Share Transfer, deliver First Series Stock Acquisition Rights of the Holding Company (the details of which are

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as described in "Details of First Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 3; hereinafter "First Series SAR of Holding Company") equal to the number of First Series Stock Acquisition Rights issued by SKY (the details of which are as described in "Details of First Series Stock Acquisition Rights of SKY Perfect Communications Inc." attached hereto as Schedule 2; hereinafter "First Series SAR of SKY") to the holders of First Series SAR of SKY entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the First Series SAR of SKY.

(2) The Holding Company shall, upon the Share Transfer, deliver Second Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Second Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 5; hereinafter "Second Series SAR of Holding Company") equal to the number of Second Series Stock Acquisition Rights issued by SKY (the details of which are as described in "Details of Second Series Stock Acquisition Rights of SKY Perfect Communications Inc." attached hereto as Schedule 4; hereinafter "Second Series SAR of SKY") to the holders of Second Series SAR of SKY entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the Second Series SAR of SKY.

(3) The Holding Company shall, upon the Share Transfer, deliver Third Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Third Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 7; hereinafter "Third Series SAR of Holding Company") equal to the number of Third Series Stock Acquisition Rights issued by SKY (the details of which are as described in "Details of Third Series Stock Acquisition Rights of SKY Perfect Communications Inc." attached hereto as Schedule 6; hereinafter "Third Series SAR of SKY") to the holders of Third Series SAR of SKY entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the Third Series SAR of SKY.

(4) The Holding Company shall, upon the Share Transfer, deliver Fourth Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Fourth Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 9; hereinafter "Fourth Series SAR of Holding Company") equal to the number of Fourth Series Stock Acquisition Rights issued by SKY (the details of which are as described in "Details of Fourth Series Stock Acquisition Rights of SKY Perfect Communications Inc." attached hereto as Schedule 8, but the total number of Fourth Series Stock Acquisition Rights of SKY as of the date of this Plan is 2,522; hereinafter "Fourth Series SAR of SKY") to the holders of Fourth Series SAR of SKY entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the Fourth Series SAR of SKY.

(5) The Holding Company shall, upon the Share Transfer, deliver Fifth Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Fifth Series Stock Acquisition Rights of SKY

Perfect JAST Corporation" attached hereto as Schedule 11; hereinafter "Fifth Series SAR of Holding Company") equal to the number of Fifth Series Stock Acquisition Rights issued by SKY (the details of which are as described in "Details of Fifth Series Stock Acquisition Rights of SKY Perfect Communications Inc." attached hereto as Schedule 10; hereinafter "Fifth Series SAR of SKY") to the holders of Fifth Series SAR of SKY entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the Fifth Series SAR of SKY.

(6) The Holding Company shall, upon the Share Transfer, deliver Sixth Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Sixth Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 13; hereinafter "Sixth Series SAR of Holding Company") equal to the number of First Series Stock Acquisition Rights issued by JAST (the details of which are as described in "Details of First Series Stock Acquisition Rights of JAST" attached hereto as Schedule 12; hereinafter "First Series SAR of JSAT") to the holders of First Series SAR of JSAT entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the First Series SAR of JSAT.

(7) The Holding Company shall, upon the Share Transfer, deliver Seventh Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Seventh Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 15; hereinafter "Seventh Series SAR of Holding Company") equal to the number of Second Series Stock Acquisition Rights issued by JAST (the details of which are as described in "Details of Second Series Stock Acquisition Rights of JAST" attached hereto as Schedule 14; hereinafter "Second Series SAR of JSAT") to the holders of Second Series SAR of JSAT entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the Second Series SAR of JSAT.

(8) The Holding Company shall, upon the Share Transfer, deliver Eighth Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Eighth Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 17; hereinafter "Eighth Series SAR of Holding Company") equal to the number of Fourth Series Stock Acquisition Rights issued by JAST (the details of which are as described in "Details of Fourth Series Stock Acquisition Rights of JAST" attached hereto as Schedule 16; hereinafter "Fourth Series SAR of JSAT") to the holders of Fourth Series SAR of JSAT entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the Fourth Series SAR of JSAT.

(9) The Holding Company shall, upon the Share Transfer, deliver Ninth Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Ninth Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 19; hereinafter "Ninth Series SAR of Holding Company") equal to the number of Fifth

Series Stock Acquisition Rights issued by JAST (the details of which are as described in "Details of Fifth Series Stock Acquisition Rights of JAST" attached hereto as Schedule 18; hereinafter "Fifth Series SAR of JSAT") to the holders of Fifth Series SAR of JSAT entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the Fifth Series SAR of JSAT.

2. (1) The Holding Company shall, upon the Share Transfer, allocate the proportion of one First Series SAR of Holding Company per First Series SAR of SKY to the holders of First Series SAR of SKY entered or recorded in the final register of stock acquisition rights of SKY as of the day immediately prior to the Holding Company Incorporation Date.

(2) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Second Series SAR of Holding Company per Second Series SAR of SKY to the holders of Second Series SAR of SKY entered or recorded in the final register of stock acquisition rights of SKY as of the day immediately prior to the Holding Company Incorporation Date.

(3) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Third Series SAR of Holding Company per Third Series SAR of SKY to the holders of Third Series SAR of SKY entered or recorded in the final register of stock acquisition rights of SKY as of the day immediately prior to the Holding Company Incorporation Date.

(4) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Fourth Series SAR of Holding Company per Fourth Series SAR of SKY to the holders of Fourth Series SAR of SKY entered or recorded in the final register of stock acquisition rights of SKY as of the day immediately prior to the Holding Company Incorporation Date.

(5) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Fifth Series SAR of Holding Company per Fifth Series SAR of SKY to the holders of Fifth Series SAR of SKY entered or recorded in the final register of stock acquisition rights of SKY as of the day immediately prior to the Holding Company Incorporation Date.

(6) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Sixth Series SAR of Holding Company per First Series SAR of JSAT to the holders of First Series SAR of JSAT entered or recorded in the final register of stock acquisition rights of JSAT as of the day immediately prior to the Holding Company Incorporation Date.

(7) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Seventh Series SAR of Holding Company per Second Series SAR of JSAT to the holders of Second Series SAR of JSAT entered or recorded in the final register of stock acquisition rights of JSAT as of the day immediately prior to the Holding Company Incorporation Date.

(8) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Eighth Series SAR of Holding Company per Fourth Series SAR of JSAT to the holders of Fourth Series SAR of JSAT entered or

recorded in the final register of stock acquisition rights of JSAT as of the day immediately prior to the Holding Company Incorporation Date.

(9) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Ninth Series SAR of Holding Company per Fifth Series SAR of JSAT to the holders of Fifth Series SAR of JSAT entered or recorded in the final register of stock acquisition rights of JSAT as of the day immediately prior to the Holding Company Incorporation Date.

Article 7. Incorporation Date of Holding Company

The date to register the Holding Company's incorporation ("Holding Company Incorporation Date") shall be April 2, 2007, provided that such date may be changed in consultation with SKY and JSAT if necessary for the Share Transfer procedures or any other reasons.

Article 8. Shareholders' Meeting to Approve the Share Transfer Plan

1. SKY shall convene an Extraordinary Shareholders' Meeting to be held on February 9, 2007, where the Plan to be approved and other matters necessary for the Share Transfer are to be resolved.

2. JSAT shall convene an Extraordinary Shareholders' Meeting to be held on February 9, 2007, where the Plan to be approved and other matters necessary for the Share Transfer are to be resolved.

Article 9. Listing, Administrator of Shareholders' Register

1. It is intended that the Holding Company will list its shares on the Tokyo Stock Exchange on the Holding Company Incorporation Date.

2. The Holding Company's shareholder register administrator shall be Mizuho Trust & Banking Co., Ltd.

Article 10. Surpluses Distribution

1. SKY may distribute surpluses to the shareholders or registered pledgees entered or recorded in the final register of shareholders as of March 31, 2007 to the extent of 750 yen per share.

2. JSAT may distribute surpluses to shareholders or registered pledgees recorded or recorded in the final register of shareholders as of March 31, 2007 to the extent of 3,000 yen per share.

3. Except as provided in the previous two paragraphs, during the period from the date of this Plan up to the Holding Company Incorporation Date, SKY and JSAT may not resolve the distribution of surpluses, the record date of which is prior to the Holding Company Incorporation Date.

Article 11. Management of Corporate Assets

SKY and JSAT shall execute their respective business and administer and manage their assets with the duty of care of a good manager from the date of this Plan up to the Holding Company Incorporation Date. If SKY or JSAT intends to carry out an act that might have a significant effect on its assets, rights, or obligations, SKY and JSAT shall be in consultation with each other before carrying out the act.

Article 12. Effect of this Plan

This Plan will cease to have effect if this Plan subject to approval and other matters necessary for the Share Transfer are not resolved at the Shareholders' Meetings of either of SKY or JSAT set out in Article 8.

Article 13. Change to Conditions of Share Transfer and Cancellation of Share Transfer

If, during the period from the date of this Plan up to the Holding Company Incorporation Date, assets or business operations of SKY or JSAT materially change, any event that would materially affect the implementation of the Share Transfer occurs or is revealed, or the purpose of this Plan becomes difficult to achieve, the conditions of the Share Transfer or details of this Plan may be changed or the Share Transfer may be cancelled through negotiations between SKY and JSAT.

Article 14. Matters for Negotiation

In addition to matters set out in this Plan, matters not stipulated in this Plan and other matters necessary to implement the Share Transfer shall be set out through separate negotiation between SKY and JSAT in line with the objectives of this Plan.

- End -

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IN WITNESS WHEREOF, SKY and JSAT cause this memorandum to be signed and sealed in duplicate, and each party shall retain one copy.

January 11, 2007

SKY: SKY Perfect Communications Inc.
2-15-1 Shibuya, Shibuya-ku, Tokyo
President and Representative Director: Masao Nito

JSAT: JSAT Corporation
1-11-1 Marunouchi, Chiyoda-ku, Tokyo
President and CEO Representative Director: Kiyoshi Isozaki

Schedule 1

SKY Perfect JSAT Corporation's Articles of Incorporation

SKY Perfect JSAT Corporation

ARTICLES OF INCORPORATION

CHAPTER I
GENERAL PROVISIONS

Article 1. Corporate Name

The Company's name is Sukapah JSAT Kabushiki Kaisha. The Company's name is rendered in English as SKY Perfect JSAT Corporation.

Article 2. Location of Head Office

The head office of the Company is located in Chiyoda-ku, Tokyo.

Article 3. Purpose

The purpose of the Company is to hold shares and equity in companies that engage in the following businesses and thereby control and manage the business activities of those companies and engage in those businesses:

(1) broadcasting business;
(2) telecommunication businesses provided for in the Telecommunications Business Law
(3) the following businesses relating to broadcasting, communications, and the like:
  (i) establishment and operation of environment for transmitting and receiving communications;
  (ii) businesses relating to management of customer information;
  (iii) businesses relating to digitization, compression, and encrypting of signals such as images, sounds, data, and the like;
  (iv) businesses relating to the procedures for executing contracts with customers;
  (v) businesses relating to collecting payments from customers;
  (vi) businesses relating to inquiries from customers; and
  (vii) market surveys and other related businesses;
(4) development, purchase, operation, and management of satellite systems for providing telecommunication services and broadcasting services;
(5) control of satellites and provision of technical support services;
(6) provision of earth observations, positions, location information, geographical information, and image processing services;
(7) planning, creation, organizing, implementing, and subcontracting of various events;
(8) planning, creation, and distribution of, and agency for, books and magazines and other publications and electronic publications;
(9) lease and rental businesses of goods;

(10) distribution of and agency for, among other things, garments, accessories, home electronic appliances, daily necessities and miscellaneous goods, sports goods, clothes, toys, foods and beverages, and various types of tickets;
(11) distribution of and agency for broadcasting times;
(12) creation, distribution, and licensing of, and agency for, and import and export of broadcast programs, video recordings, audio recordings, movies, games, and the like;
(13) businesses relating to computer processing of information and providing of information comprising various media;
(14) acquisition, management, and operation of copyrights, copyright-related rights, design rights, trademarks, and other industrial property rights;
(15) creation and distribution of, and agency for, audio and visual cassette tapes, video discs, and records created by reproducing or using copyrighted works, marks, and the like;
(16) Internet provider business;
(17) advertisements and publicity business; publicity agency business;
(18) communications distribution business and agency for that business;
(19) management of various types of information;
(20) telecommunications construction work business;
(21) promotion of arts and sports;
(22) development, design, distribution, lease, preservation, and import and export of terrestrial transmission and reception equipment, related equipment, and software that is incidental to any of the preceding Items;
(23) investment businesses relating to any of the preceding Items and operation of investment funds relating to any of the preceding Items;
(24) surveying, planning, research, development, and consultation relating to any of the preceding Items;
(25) money lending business;
(26) sale, purchase, lease, and management of, and agency for, real estate; and
(27) all businesses incidental or related to any of the preceding Items.

Article 4. Method of Public Notices

The Company shall use the electronic method of giving public notices. However, if the Company cannot give a public notice by the electronic method because of an accident or some other unavoidable circumstance, the Company shall publish the public notice in the Nihon Keizai Shimbun.

Article 5. Company Organs

The Company has the following organs, in addition to Shareholders' Meetings and Directors:

(1) Board of Directors;
(2) Corporate Auditors;
(3) Board of Corporate Auditors; and
(4) Accounting Auditor.

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Chapter II Shares

Article 6. Total Authorized Shares

The total number of shares authorized to be issued by the Company is 14,500,000.

Article 7. Issuance of Share Certificates

The Company shall issue share certificates for its shares.

Article 8. Share Handling Regulations

The handling of the exercising of the rights of shareholders (which include beneficial shareholders; the same applies hereafter in these articles of incorporation) , the handling of shares and stock options, and the fees for those handling services are governed by the Share Handling Regulations established by the Board of Directors, in addition to being governed by laws and ordinances or these Articles of Incorporation.

Article 9. Shareholder Register Administrator

1. The Company has a shareholder register administrator.
2. The shareholder register administrator and its place of business must be determined by resolution of the Board of Directors, and the Company shall give public notice thereof.
3. The Company delegates to the shareholder register administrator the preparation and maintenance of the register of shareholders (which includes the register of beneficial shareholders; the same applies hereafter in these Articles of Incorporation), register of stock options, and register of lost share certificates and all other businesses relating to the register of shareholders, register of stock options, and register of lost share certificates; the Company does not handle these matters.

Chapter III Shareholders' Meetings

Article 10. Convocation

1. The company shall convene its Ordinary Shareholders' Meeting in June each year and may convene its Extraordinary Shareholders' Meeting whenever necessary.
2. Shareholders' Meetings shall be held within the area of the 23 Wards of Tokyo.

Article 11. Record Date for Ordinary Shareholders' Meetings

The record date for voting rights to be cast at the Company's Ordinary General meeting of shareholders shall be March 31 each year.

Article 12. Convener; Chair

1. The Director selected in advance by the Board of Directors shall convene Shareholders' Meetings and act as a chairman thereof.

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2. If the Director provided for in the preceding Paragraph is unable to do so, the next Director in accordance with the order determined in advance by the Board of Directors shall convene that Shareholders' Meeting and act as a chairman thereof.

Article 13. Disclosure of Proxy Materials for Shareholders' Meetings Disclosed via Internet Deemed Furnishing of Those Materials

In convening a Shareholders' Meeting, the Company may, by disclosing to shareholders all information relating to matters that should be recorded or indicated in the reference materials for Shareholders' Meetings, business reports, financial statements, and consolidated financial statements (which includes the accounting auditors audit reports, and audit reports, on the consolidated financial statements) over the Internet in accordance with Ordinance of the Ministry of Justice, deem itself to have provided that information to shareholders.

Article 14. Method of Resolution

1. Resolutions of Shareholders' Meetings shall be adopted by a majority of the voting rights of the shareholders present at the meeting who are entitled to exercise their voting rights, unless law, ordinance, or these Articles of Incorporation provide otherwise.
2. The resolution provided for in Article 309, Paragraph 2, of the Corporations Act shall be adopted by two-thirds or more of the voting rights of the shareholders present at the meeting, who together must represent one-third or more of the total voting rights of all shareholders entitled to exercise their voting rights.

Article 15. Exercise of Voting Right by Proxy

1. Shareholders may exercise their voting rights by proxy through one other shareholder of the Company who is entitled to exercise voting rights.
2. The shareholder or the proxy provided for in the preceding paragraph must present to the Company at each Shareholders' Meeting a document proving that power of proxy.

CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS

Article 16. Number of Directors

The Company shall have not more than 16 directors.

Article 17. Method of Election

1. Directors shall be elected at Shareholders' Meetings.
2. Resolutions for electing Directors require for adoption a majority of the voting rights of the shareholders present, who together must represent one-third or more of the total voting rights of all shareholders entitled to exercise voting rights.
3. Cumulative voting is not used for electing Directors.

Article 18. Term of Office

A Director's term of office shall expire at the end of the Ordinary Shareholders' Meeting held for the last business year that falls within one year after the Director's election to office.

Article 19. Representative Director and Directors with Special Titles

1. The Board of Directors shall select a Representative Director of the Company by its resolution.
2. The Board of Directors may, by its resolution, select a few Directors with Special Titles from among the Directors.

Article 20. Convener and Chair of the Board of Directors

1. Unless otherwise provided for by law or ordinance, the Director selected in advance by the Board of Directors shall convene Board of Directors meetings and act as a chairman thereof.
2. If the Director provided for in the preceding Paragraph is absent or unable to do so, the next Director in accordance with the order determined in advance by the Board of Directors shall convene that Board of Directors meeting and act as a chairman thereof.

Article 21. Notice of Convocation of Board of Directors Meetings

1. Notices to convene Board of Directors meetings shall be sent to each Director and Corporate Auditor at least three days before the date of the meeting. However, that period may be shortened when urgency is required.
2. If all Directors and Corporate Auditors unanimously so consent, a Board of Directors meeting may be held without following the convocation procedures.

Article 22. Method of Resolution

1. A resolution of the Board of Directors requires for adoption a majority of the directors present, who must represent a majority of all directors who are entitled to vote on that resolution.
2. If the Company satisfies the requirements provided for in Article 370 of the Corporations Act, a resolution of the Company's Board of Directors will be deemed to have been adopted on the matters constituting the object of the resolution provided for in that Article.

Article 23. Board of Directors Regulations

Matters relating to the Board of Directors are governed by the Board of Directors Regulations established by the Board of Directors, in addition to being governed by laws and ordinances and these Articles of Incorporation.

Article 24. Remuneration

Remuneration, bonuses, and other benefits on property to be received by Directors from the Company as compensation for execution of duty (collectively, "Remuneration") shall be determined by resolution of a Shareholders' Meeting.

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Article 25. Directors' Exemption from Liability

1. The Company may, in accordance with Article 426, Paragraph 1, of the Corporations Act and to the extent permitted by laws and ordinances, release Directors (including former Directors) from their liability for damages due to their neglecting their duties, by a resolution of the Board of Directors.
2. The Company may, in accordance with Article 427, Paragraph 1, of the Corporations Act, enter into agreements with its Outside Directors to limit their liability for damages due to their neglecting their duties. However, the maximum amount by which that liability may be limited under such an agreement is the higher of (a) an amount decided in advance, which must be equal to or more than 10,000,000 yen, or (b) any amount provided by law or ordinance.

CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

Article 26. Number of Corporate Auditors

The Company shall have not more than 5 Corporate Auditors.

Article 27. Method of Election

1. Corporate Auditors of the Company shall be elected at Shareholders' Meetings.
2. Resolutions for electing Corporate Auditors require for adoption a majority of the voting rights of the shareholders present, who together must represent one-third or more of the total voting rights of all shareholders entitled to exercise voting rights.

Article 28. Term of Office

1. A Corporate Auditor's term of office shall expire at the end of the Ordinary Shareholders' Meeting held for the last business year that falls within four years after the Corporate Auditor's election to office.
2. The term of office of a Corporate Auditor elected as alternate of Corporate Auditor who retired before its term of office expire shall expire at the same time the term of office of the said retired Corporate Auditor would have expired.

Article 29. Full-Time Corporate Auditor

The Board of Corporate Auditors shall appoint a Full-Time Corporate Auditor from among the Corporate Auditors by its resolution.

Article 30. Notice of Convocation of Board of Corporate Auditors

1. Notices to convene the Board of Corporate Auditors meetings shall be sent to each corporate auditor at least three days before the date of the meeting. However, that period may be shortened when urgency is required.
2. If all Corporate Auditors unanimously so consent, a Board of Corporate Auditors meeting may be held without following the convocation procedures.

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Article 31. Method of Resolution of Board of Corporate Auditors

Unless otherwise provided for by law or ordinance, resolutions of Board of Corporate Auditors meetings shall be adopted by a majority of Corporate Auditors.

Article 32. Board of Corporate Auditors Regulations

Matters relating to the Board of Corporate Auditors are governed by the Board of Corporate Auditors Regulations established by the Board of Corporate Auditors, in addition to being governed by laws and ordinances and these Articles of Incorporation.

Article 33. Remuneration

Corporate Auditors' Remuneration is determined by resolution of a Shareholders' Meeting.

Article 34. Corporate Auditors' Exemption from Liability

1. The Company may, in accordance with Article 426, Paragraph 1, of the Corporations Act and to the extent permitted by laws and ordinances, release Corporate Auditors (including former Corporate Auditors) from their liability for damages due to their neglecting their duties, by a resolution of the Board of Directors.
2. The Company may, in accordance with Article 427, Paragraph 1, of the Corporations Act, enter into agreements with its Outside Corporate Auditors to limit their liability for damages due to their neglecting their duties. However, the maximum amount by which that liability may be limited under such an agreement is the higher of (a) an amount decided in advance, which must be equal to or more than 10,000,000 yen, or (b) any amount provided by law or ordinance.

CHAPTER VI ACCOUNTS

Article 35. Business Year

The business year of the Company is the one-year period starting on April 1 each year and ending on March 31 the following year.

Article 36. Company Organ that Determines Dividends, etc. from Surpluses

The Company shall determine dividends from surpluses and the matters provided for in the Items of Article 459, Paragraph 1, of the Corporations Act not by resolution of a Shareholders' Meeting but by resolution of its Board of Directors, except as otherwise provided for by law or ordinance.

Article 37. Record Date for Dividends from Surpluses

1. The record date for year-end dividends from surpluses of the Company is March 31 each year.
2. The record date for interim dividends from surpluses of the Company is September 30 each year.

3. The Company may determine other record dates and distribute dividends from surpluses, in addition to those dates provided for in the two preceding Paragraphs.

Article 38. Statute of Limitations for Dividends

Where property to be distributed is cash, if it has not been collected after three years has passed since the date it became payable, then the Company will be released from its obligation to pay it.

CHAPTER VII SUPPLEMENTARY PROVISIONS

Article 1. Business Year

Notwithstanding Article 35, the first business year of the Company begins on the date of incorporation and ends on March 31, 2008.

Article 2. Remuneration of Initial Directors and Corporate Auditors

1. Notwithstanding Article 24, the Remuneration for the period starting on the Company's incorporation date and ending at the end of the first ordinary general meeting of shareholders ("Initial Remuneration") is as follows:

(1) Maximum of set amount Remuneration

The set amount of Remuneration payable shall be not more than 300,000,000 yen for the year (made up of up to 180,000,000 yen for fixed Remuneration, up to 80,000,000 yen for performance-linked Remuneration, and up to 40,000,000 yen for stock options, which are provided for below). This amount does not include compensation for employment that Directors who are Company employees may be entitled to.

(2) Stock options (non-cash compensation)

Stock options may be issued, within the scope set out below, during the period starting on the Company's incorporation date and ending at the end of the first Ordinary Shareholders' Meeting and may be allocated to Directors.

A. Total number of stock options

Up to a maximum of 2,000 options.

B. Number of shares subject to one stock option

The number of shares subject to one stock option ("Number of Shares Subject to Stock Option") is 1 Company share.

If the Company carries out a share split or merger, if it carries out a gratis allotment of shares, or if any other adjustment to the Number of Shares Subject to Stock Option is required, the Number of Shares Subject to Stock Option will be adjusted to the reasonable extent.

C. Exercise period of stock options

The exercise period of stock options is to be set by the Board of Directors and will be equal to or shorter than the ten-year period starting on the allotment date of the stock option.

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D. Restrictions on acquiring stock options by assignments

Acquisitions of stock options by assignment require the Company's approval.

E. Value of property to be contributed on exercise of stock option

The object contributed in exercising stock options shall be cash and it shall be to the value of the amount per share payable on exercising the stock option (the "Exercise Price") multiplied by the Number of Shares Subject to Stock Option.

The Exercise Price is the amount (a) calculated by multiplying by 1.05 the average closing price of Company shares in ordinary trades in them on the Tokyo Stock Exchange on each day (excluding days where no trades were made for Company shares) of the month before the month in which the stock option was allotted and then (b) rounded down to the nearest yen. However, if that amount is less than the closing price of Company shares in ordinary trade on the Tokyo Stock Exchange on the day before the allotment date of the stock options (or, if there was no such closing price on that day, less than the closing price on the day of the most recent trade before that day), then the Exercise Price will be that closing price.

If the Company carries out a share split or merger, or if it issues new shares or disposes of shares of treasury stock for an amount less than market price, or if any other adjustment to the Exercise Price is required, the Exercise Price will be adjusted to the reasonable extent.

F. Terms and conditions of stock options

(i) A person who has been allotted stock options (a "Stock Options Holder") may still exercise them after he or she is no longer a Director of the Company. However, if any of the following apply to a Stock Options Holder, he or she will thereafter no longer be entitled to exercise his or her stock options:
    (a) the Director is dismissed; or
    (b) the Director conducted an act that is hostile to the Company or an act that will harm the interests of the Company, such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant, or the like of a company in competition with the Company; however, such acts are limited to those done with the intent to be hostile to the Company or with the intent to harm the Company.

(ii) If a Stock Option Holder dies, his or her successor will be entitled to exercise the stock options.

G. Other terms

Other particulars are to be decided by the Board of Directors.

2. Notwithstanding Article 33, The Initial Remuneration for the first Corporate Auditors of the Company must be within 60,000,000 for the year.

Article 3. Deletion of Supplementary Provisions

These supplementary provisions will be deleted at the end of the first Ordinary Shareholders' Meeting.

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3. Matters concerning the reasonableness with respect to the matters listed in items 5 and 6 of Paragraph 1 of Article 773 of the Company Law

At the time the wholly owning parent company, "SKY Perfect JSAT Corporation," will be established through a joint transfer of shares between the Company and SKY Perfect, the allocation ratio as set forth below (the "Exchange Ratio") of "SKY Perfect JSAT Corporation" common stock, as determined by the Company and JSAT, will be applied to deliver common stock to the respective shareholders of the Company and SKY Perfect. These two companies shall then become wholly-owned subsidiaries of "SKY Perfect JSAT Corporation".

(1) The Exchange Ratio shall be as follows:

The common stock of "SKY Perfect JSAT Corporation" to be allocated for each share of common stock in the Companies shall be four (4) shares for the Company and one (1) share for SKY Perfect.

(2) The basis for the calculation of the Exchange Ratio is as follows:

The Company and SKY Perfect decided to undertake individual examinations of the reasonable Exchange Ratio from their respective positions for the purpose of protecting the interests of their shareholders. Prior to negotiations concerning the share transfer, for the purpose of ensuring the fairness and reasonableness thereof, the Company retained Merrill Lynch Japan Securities Co., Ltd. ("Merrill Lynch"), and SKY Perfect retained Morgan Stanley Japan Securities Co., Ltd. ("Morgan Stanley") as their financial advisors, and requested their analysis and opinions.

Upon the determination of the Exchange Ratio, in addition to performing an examination from various points of view, the Company determined the Exchange Ratio. The Company took into account the advice of Merrill Lynch and carefully and comprehensively negotiated and discussed the Exchange Ratio with SKY Perfect.

As a result, the Company and SKY Perfect approved the "Share Transfer Plan," which sets forth the Exchange Ratio above, at their respective board of directors' meetings held on January 11, 2007 and concluded a share transfer plan on the same date. However, in this Share Transfer Plan, it is agreed that should any significant change occur affecting the conditions upon which the calculations of the Exchange Ratio are based, the Companies may discuss and change the Exchange Ratio.

Merrill Lynch has performed an analysis of the Exchange Ratio based on the comparative stock price performance method, the DCF (Discounted Cash Flow) analysis method, comparable companies analysis method and other methods determined to be reasonable by the Company, and presented the results of this analysis to the Company. In addition, Merrill Lynch presented an opinion to the Company on January 11, 2007, that the Exchange Ratio set forth in the Share Transfer Plan is fair, from a financial point of view, to the Company's shareholders as of that date.

SKY Perfect has received, from Morgan Stanley as its financial advisor, an opinion that the Exchange Ratio above is reasonable, from a financial point of view, to the shareholders of SKY Perfect.

Also, the amount of paid-in capital and the reserves of "SKY Perfect JSAT Corporation" have been set within the scope of applicable laws and regulations, for the purpose of ensuring the financial integrity of the company and enhanced flexibility in implementing the capital management of "SKY Perfect JSAT Corporation," and are reasonable.

(Note)

The opinion of Merrill Lynch was prepared in accordance with certain assumptions and conditions. These assumptions and conditions, along with the various processes used by Merrill Lynch to review the relevant information in the submission of the above opinion are described in the opinion dated January 11, 2007 attached below.

[Opinion dated January 11, 2007 (copy)]

[S&S Draft Translation: 12/29/2006]

ORIGINAL IN JAPANESE
Translation for Reference only
January 11, 2007

Board of Directors
JSAT Corporation
1-11-1 Marunouchi
Chiyoda-ku, Tokyo

Members of the Board of Directors:

JSAT Corporation (the "Company") and SKY Perfect Communications Inc. ("SKY Perfect") propose to enter into a joint share transfer agreement to be dated January 11, 2007 (the "Agreement") pursuant to which the Company and SKY Perfect will establish SKY Perfect JSAT Corporation (the "Holding Company") as a parent company that owns one hundred percent of each of the Company and SKY Perfect through a joint share transfer (the "Joint Share Transfer") in which each outstanding share of the Company's common stock (the "Company Shares") will be converted into the right to receive four shares of the common stock of the Holding Company (the "Holding Company Shares"), and each outstanding share of SKY Perfect's common stock (the "SKY Perfect Shares") will be converted into the right to receive one Holding Company Share (the "Exchange Ratio").

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the Company's shareholders (other than SKY Perfect and its subsidiaries and affiliated companies (the "Affiliated Companies")).

In arriving at the opinion set forth below, we have:

(1) Reviewed the securities registration statements of the Company and of SKY Perfect for the four most recent fiscal years and certain other publicly available business and financial information relating to the Company and SKY Perfect that we deemed to be relevant in forming our views;

(2) Reviewed certain information (including financial forecasts) relating to the business, earnings, cash flows, assets, liabilities and prospects of the Company

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and SKY Perfect, as well as the amount and timing of the cost savings, related expenses and synergies (the "Expected Synergies") expected to result from the Joint Share Transfer, furnished to us by the Company and SKY Perfect;

(3) Conducted discussions with members of senior management of the Company and SKY Perfect concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects of the Company and SKY Perfect before and after giving effect to the Joint Share Transfer and the Expected Synergies;

(4) Reviewed the market prices, trading volumes and valuation multiples for the Company Shares and SKY Perfect Shares and compared them with those of certain similar publicly traded companies that we deemed to be relevant;

(5) Reviewed the results of operations of the Company and SKY Perfect and compared them with those of certain similar publicly traded companies that we deemed relevant;

(6) Participated in certain discussions and negotiations among representatives of the Company and SKY Perfect and their financial and legal advisors;

(7) Reviewed the potential pro forma impact of the Joint Share Transfer;

(8) Reviewed a draft of the Agreement dated January [•], 2007, a draft of the share transfer plan dated January [•], 2007 and the basic agreement entered into between the Company and SKY Perfect on October 26, 2006; and

(9) Reviewed such other financial studies and financial analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or SKY Perfect or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company or SKY Perfect under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or SKY Perfect

With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or SKY Perfect, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or SKY Perfect's management as to the expected future financial performance of the Company or SKY Perfect, as the case may be, and the Expected Synergies. We have also assumed, with your consent, that the Joint Share Transfer will not be a taxable transaction for either the Company or SKY Perfect or their respective shareholders. We have also assumed that the final versions of the Agreement and the share transfer plan will be substantially similar to the final drafts of the Agreement and the share transfer plan reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Joint Share Transfer, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Joint Share Transfer.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company.

We are acting as financial advisor to the Company in connection with the Joint Share Transfer and will receive a fee from the Company for our services, a significant portion of which is continent upon the consummation of the Joint Share Transfer. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently and have, in the past, provided financial advisory services and other financial services including corporate financing services to the Company and SKY Perfect and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company as well as the SKY Perfect Shares and other securities of SKY Perfect, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. If the publication or citation of this opinion is required in any registration document in any jurisdictions other than Japan or in the convocation notice for the Company's General Shareholders' Meeting by law or ordinance or at the request of the Company's Board of Directors, we will not unreasonably withhold our consent to such publication or citation so long as this opinion is published in its entirety in such registration document or convocation notice and we approve of the content of any related disclosure in advance. In all other cases, this opinion may not be reproduced, summarized, published, included, cited or provided to any person without our prior written consent. Our opinion does not address the merits of the underlying decision by the Company to engage in the Joint Share Transfer and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on (or whether any opposing shareholder should exercise its statutory opposition rights of appraisal in respect of) the proposed Joint Share Transfer or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities of the Company, creditors or other constituencies of the Company.

We are not expressing any opinion herein as to the prices at which the Company Shares or the SKY Perfect Shares will trade following the announcement or consummation of the Joint Share Transfer.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the Company's shareholders (other than SKY Perfect and its Affiliated Companies).

Very truly yours,

MERRILL LYNCH JAPAN
SECURITIES CO., LTD.

4. Matters concerning the reasonableness of the provisions with respect to the matters listed in items 9 and 10 of Paragraph 1 of Article 773 of the Company Law concerning stock acquisition rights set forth in item 3 of paragraph 3 of Article 808 of the Company Law issued by the Company and SKY Perfect

The details and the allocation ratio of the stock acquisition rights of "SKY Perfect JSAT Corporation" for the stock acquisition rights issued by the Company and SKY Perfect have been determined through mutual discussion between the Company and SKY Perfect, taking into account the exchange ratio of common stock, for the purpose of equally protecting the interests of their respective shareholders of common stock and the holders of stock acquisition rights.

5. Disposition of material assets and assumption of material obligations and other events materially affecting the conditions of company assets incurred by SKY Perfect after the last day of the most recent business year

Pursuant to the approval of the board of directors' meeting held on December 21, 2006, SKY Perfect made a basic agreement with Space Shower Networks Inc. to make the subsidiary of Space Shower Networks Inc., eTEN Inc. (Head Office: Minato-ku, Tokyo, President and Representative Director: Masahito Atsumi), a subsidiary of SKY Perfect through a share transfer. Upon the share transfer, an absorption-type demerger of the business concerning "e-Tenki.net," a program broadcast on the CS digital broadcasting service called "SKY PerfecTV!" of Space Shower Networks Inc., is expected to take place around early March of 2007 by Space Shower Networks Inc. SKY Perfect is scheduled to make eTEN Inc. into its subsidiary after the completion of the absorption-type demerger above.

6. Matters concerning SKY Perfect:

Details of the financial statements for the most recent business year.

Details of the financial statements for the most recent business year of SKY Perfect are described as follows.

Details of the financial statements of SKY Perfect

Annual Business Report

(from April 1, 2005 through March 31, 2006)

I. General Outline of Business

1. Course and Results of the Group's Business

During the current consolidated fiscal year the Japanese economy was marked by the influence of higher prices of petroleum and raw materials but saw gradual recovery due to factors such as increased investment in facilities as the result of improvement of business profits and heightened consumer demand.

In the broadcast media there was an increase of over 12,370,000 subscribers for BS digital broadcasts as of the end of March 2006 (as announced by the Association for Promotion of Satellite Broadcasting), slow but steady expansion in the reception territory area for terrestrial digital broadcasts in the Kanto, Chukyo and Kinki Regions, with greater than expected growth from its inception. Further, so-called "one-segment" services consisting of the bundling of cellular telephone services etc. that can receive terrestrial digital broadcasts commence on April 1, 2006. Moreover, CATV operators worked toward promoting themselves as MSO (Multiple Systems Operator), and major communications companies prepared the foundation for providing FTTH (Fiber To The Home), both of them aiming toward expansion of the so-called "triple play" market consisting of the delivery of combined multichannel broadcasting, Internet and IP telephony services. In addition, in consequence of the expansion of broadband services, leading IT businesses have been aggressively distributing moving pictures at no charge and terrestrial television broadcasters have been commencing the distribution of their own proprietary contents via the Internet etc. with the result that the broadcast industry is currently undergoing a major revolution in a newly competitive environment featuring advances in the amalgamation of broadcasting and data communications.

The Group has, under these conditions, advanced its growth trends and undertaken businesses which enable the implementation of growth scenarios. To be more precise, we have been aggressively implementing sales promotional activities to increase the number of subscribers as well as strategies to prevent cancellation with respect to the Group's core businesses SKY PerfecTV! and SKY PerfecTV! 110. Moreover, we have been advancing structural reforms in our business with the objective of further growth through reliance upon both "Contents Aggregator Strategy" and "Multi-Platform Strategy".

Transitions in the Group's operating revenues by business service sector during the past three fiscal years are as set forth below:

(unit: millions of yen)

Categorized by business service etc.	Year ended March 31, 2004		Year ended March 31, 2005		Year ended March 31, 2006 (current consolidated fiscal year)	
	amount	ratio	amount	ratio	amount	ratio
Customer management business and digital satellite broadcast expansion promotion business	47, 349	65.3%	48, 608	65.7%	50, 588	61.5%
Broadcast programming delivery related business	8, 928	12.3%	9, 768	13.2%	9, 073	11.0%
Other platform related businesses	16, 197	22.4%	15, 640	21.1%	22, 667	27.5%
Total	72, 475	100.0%	74, 016	100.0%	82, 329	100.0%

Further, a general outline of results during the current consolidated fiscal year by business service sector is as set forth below.

(1) Customer Management Business and Digital Satellite Broadcasting Expansion Promotion Business

① Customer Management Business

In the Customer Management Business, we provided services such as handling of subscriptions, support of pay TV broadcasts, provision of information, accounting, and collection of payments etc. to broadcasters and received fee for said services from broadcasters. Increases and decreases in profits from said fees are subject to major impacts from the number of subscriptions, churn rate and ARPU (Average Revenue Per User).

As for the number of subscriptions during the current consolidated fiscal year, out of the total number of registered persons there were 658,000 new subscriptions (an increase of 28.0% compared to immediately preceding fiscal year), and 375,000 cancellations (an increase of 11.3% compared to immediately preceding fiscal year), for a net increase of 283,000 subscriptions (an increase of 59.8% compared to immediately preceding fiscal year), achieving a cumulative total of 4,106,000 subscriptions as of the end of the fiscal year ended March 31, 2006. The number of individual subscriptions consisted of 520,000 new subscriptions (an increase of 20.5% compared to immediately preceding fiscal year), and 295,000 cancellations (an decrease of 3.0% compared to immediately preceding fiscal year), for a net increase of 226,000 subscriptions (an increase of 76.3% compared to immediately preceding fiscal year), achieving a cumulative total of 3,536,000 individual subscriptions as of the close of the fiscal year ended March 31, 2006. Also, the churn rate for individual subscribers was 8.6%, a 0.8 point improvement compared to immediately preceding fiscal year.

There was a tendency for increases in the number of subscriptions during the current consolidated fiscal year, which was in consequence of aggressive sales promotional activities such as "a campaign featuring free installation of SKY PerfecTV! antennas" etc., the commencement of new sales routes such as commencement of "SKY PerfecTV! Rental Services", a program providing the use of SKY PerfecTV! receivers on a rental basis, as well as the stepped-up strategies to prevent cancellation by the Customer Center.

Transitions in numbers of registrations and churn rate for individual subscribers during the past three years are as set forth below:

(unit: 1000)

		Total subscriptions				Individual subscriptions				Corporate, provisional subscriptions				Churn rate for individual subscribers (%)
		New subscriptions	Cancellations	Net increase	Accumulated total	New subscriptions	Cancellations	Net increase	Accumulated total	New subscriptions	Cancellations	Net increase	Accumulated total	
Year ended March 31, 2004	SKY PerfecTV!	430	290	140	3, 523	390	272	118	3, 067	40	18	22	456	9.0
	SKY PerfecTV! 110	89	7	81	123	81	7	74	115	7	0	7	8	8.9
	Total	519	297	221	3, 647	471	279	192	3, 182	48	19	29	464	9.0
Year ended March 31, 2005	SKY PerfecTV!	411	314	97	3, 621	373	291	82	3, 149	38	23	15	471	9.4
	SKY PerfecTV! 110	103	24	79	203	59	13	46	161	44	10	34	42	9.7
	Total	514	337	177	3, 823	432	304	128	3, 310	82	33	49	513	9.4
Year ended March 31, 2006	SKY PerfecTV!	409	292	117	3, 737	381	275	106	3, 255	28	17	11	482	8.6
	SKY PerfecTV! 110	199	81	118	321	91	18	73	234	108	63	45	87	9.0
	Total DTH	608	373	235	4, 057	472	293	179	3, 488	136	80	56	569	8.6
	SKY PerfecTV! HIKARI	8	0	8	9	8	0	8	9	0	0	0	0	5.4
	Other cable TV	41	1	40	40	40	1	39	39	1	0	1	1	-
	Total cable TV	49	2	48	49	49	2	47	48	1	0	1	1	7.0
	Total	658	375	283	4, 106	520	295	226	3, 536	137	80	57	570	8.6

(Notes) 1. Each number is rounded to the thousand and "Churn rate for individual subscribers" is rounded to one decimal place.

2. "Total subscriptions" means the total of all individual subscribers, corporate subscribers, CATV subscribers, numbers of promotional display of retail shops and registered subscriptions for the purpose of technical development etc.

3. "Individual subscriptions" means the number of registered individual customers.

4. "Corporate, provisional subscriptions" means the total number of subscriptions remaining after subtraction of the number of individual subscriptions from Total Subscriptions. "Provisional subscriptions" means the number of individual subscriptions with respect to which registration procedures have not yet been completed.

5. "Churn rate for individual subscribers" means an annual figure calculated by dividing the total number of cancellations of individual subscriptions during said fiscal year by the average of the total number of individual subscriptions as of the commencement of said fiscal year and as of the end of said fiscal year.

6. By the end of the immediately preceding consolidated fiscal year, the number of subscribers to multichannel broadcasting services via SKY PerfecTV! HIKARI is included in the number of SKY PerfecTV! subscriptions. However, starting from the current consolidated fiscal year, such number is stated separately. The number of subscribers following the commencement of services for the immediately preceding consolidated fiscal year is as follows: total number of subscribers (new): 802, total number of subscribers (cumulative): 834, individual subscribers (new): 711, individual cancellations: 22, individual subscriptions (net increase): 689, individual subscriptions (cumulative):

716 (figures for new subscriptions and cancellations are for the period from April 1, 2004 through March 31, 2005. Cumulative figures are as of March 31, 2005)

7. "Other cable TV" related service means subscription with contracts for multichannel digital cable pay TV services provided by cable routes including cable TV other than SKY PerfecTV/ HIKARI but making use of SKY PerfecTV/'s digital transmission technology. Based on full digitalization of corporate TV cable services provided by our consolidated subsidiary Cable television Adachi Corporation (CTA) (such digital broadcastings commenced on December 1, 2005), "Other cable TV" takes into account subscribers for multichannel broadcasting services of CTA. In conjunction therewith, commencing from the current consolidated fiscal year, figures for DTH (Direct To Home) such as SKY PerfecTV/ and SKY PerfecTV/ 110 will be stated separately from "Other Cable TV".

In addition, ARPU from SKY PerfecTV/ and SKY PerfecTV/ 110 during the current consolidated fiscal year amounted to 3,443 yen per unit, a decrease of 101 yen per unit compared to the immediately preceding fiscal year, while the average business service fee per user earned by the Company of ARPU in the amounts of 1,382 yen per unit, a decrease of 31 yen per unit compared to the immediately preceding fiscal year. While the Company is aiming to improve ARPU through introduction of more powerful contents etc., due to the increased cost sensitivity of viewers when selecting programs we found ourselves unable to stop the downward trend. Transitions in ARPU and average business service fee per user during the past three years are as set forth below:

(unit: yen)

	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2006
Average revenue per user	3, 715	3, 544	3, 443
Average business service fee per user	1, 459	1, 413	1, 382

(Notes) 1. "Average revenue per user" figures are calculated on a per-subscriber basis by dividing total of viewing fees of "flat channels" (fixed monthly basic pay service), Pay Per View service (pay service charging per view), basic fee and own content by the number of invoiced customers.

2. "Average business service fee per user" figures are on a per-subscriber basis business service fees received by the Company from our broadcasters, calculated by dividing total of business service fees concerning "flat channel" viewers, Pay Per View viewers, supervisory fee (basic fee) and own content by the number of invoiced customers.

② Digital Satellite Broadcasting Expansion Promotion Business

Our Digital Satellite Broadcasting Expansion Promotion Business consists of advertising to expand CS digital multichannel broadcasting as well as establishing a network of retail shops for the purpose of attracting subscribers and creating standards for receivers etc., and fees for said services are received from broadcasters.

During the current consolidated fiscal year, efforts were made to attract new customers and to increase the level of customer satisfaction starting with the development of aggressive advertising of soccer in preparation for the "2006 FIFA World Cup Germany™" and broadcasting the famous "Korean Cinema Festival 2005" as well as the now customary summer musical events (summer festivals) etc. Moreover, in commemoration of the tenth anniversary of our commencement of broadcasting, during August 2005 we sponsored the "SKY PerfecTV! Tokyo Plage 2005" in the vicinity of the Olympic Promenade at the Yoyogi National Stadium which allowed numerous customers to experience the delights of digital multichannel broadcasting. Starting from December 2005, we endeavored to strengthen our product line starting with the receipt of applications for subscriptions to the 66 channel "SKY PerfecTV! Valuable Pack" (as of March 2006, a total of 68 channels are being offered for a monthly subscription price of 3,500 yen, including taxes) as well as our "SKY PerfecTV! Select 15" (2,800 yen per month, including taxes) which allows subscribers to select 15 out of the same package of channels.

With respect to SKY PerfecTV! 110, efforts were exerted to obtain new subscribers by conducting our "Winter Zero Yen Campaign" corresponding to the expansion in the use of digital TV. Moreover, SKY PerfecTV! 110 commenced sales of its "Professional Baseball Set" together with SKY PerfecTV! in conjunction with the start of the 2006 professional baseball season.

The Group uses a business management index referred to as SAC (Subscriber Acquisition Cost) to indicate its rate of efficiency in obtaining each new subscriber. Transitions in SAC for the past three years are as set forth below:

(unit: yen)

	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2006
SAC	30,505	34,680	35,817

(Note) SAC indicates marketing expenses including retail shops fees, advertising expenses and sales promotion expenses divided by the number of new subscriptions, and in order to allow meaningful comparisons, depreciation of broadcast rights fees and production costs of contents created for free broadcasts undertaken for the purpose of promoting subscriptions etc. which would otherwise be included in sales promotion expenses are not so included. However, starting with the current consolidated fiscal year, the advertising expenses of our consolidated subsidiaries etc., SKYPerfect Marketing Co., Ltd. are included.

During the current consolidated fiscal year, operating revenues related to the Customer Management Business and Digital Satellite Broadcasting Expansion Promotion Business were 50,588 million yen, which represents an increase of 1,980 million yen (4.1%) compared to the immediately preceding consolidated fiscal year due to factors such as favorable transitions in the number of subscribers compared to the immediately preceding consolidated fiscal year etc.

(2) Broadcast Programming Delivery Related Business

The Broadcast Programming Delivery Related Business consists of the conversion of visual and audio signals etc. of broadcast programs into digital signal formats which meet the standards required for satellite broadcasting as well as the broadcast programming up-link business whereby each broadcast program's digital signals are diversified for up-linking, and the Company receives fees from broadcasters as well as from satellite operators.

During the current consolidated fiscal year operating revenues from the Broadcast Programming Delivery Related Business were 9,073 million yen, a decrease of 694 million yen (7.1%) compared to the immediately preceding consolidated fiscal year. The main cause of such decrease was the fact that Pay Per View Japan, Inc. became a "consolidated subsidiary etc." as of the end of the immediately preceding consolidated fiscal year, and starting with the current consolidated fiscal year, the receipt of business fees from Pay Per View Japan, Inc. was subject to set-off in the course of our consolidated accounting procedures.

(3) Other Platform Related Businesses

The Company undertakes other platform related businesses, in addition to those businesses mentioned in (1) and (2) above, consisting of the delivery of contents business including procuring and producing broadcast programs, the business of accounting and collection of payments for programming guide magazines, new businesses such as communications services and distribution of production contents services and so forth, and is also undertaking a wide variety of new businesses in addition to the foregoing for the purpose of creating new sources of revenue.

Such delivery of contents business includes the delivery of famous contents such as soccer contents in the form of the so-called highest summits of European soccer: the "UEFA Champions League™", Italy's "Serie A", and England's "Premier League" etc. as well as the activities of Hideki Matsui etc. and numerous other Japanese players in "American Major League Baseball" as well as the "Korean All-Star Summit".

The development of other platform related businesses by our principal consolidated subsidiaries etc. is as set forth below.

① OptiCast Inc.

SKY PerfecTV! HIKARI, which OptiCast Inc. serves making use of optical fiber routes provided by Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West) etc. in addition to SKY PerfecTV!'s multichannel broadcasting, operates simultaneous rebroadcasts covering a terrestrial analog broadcasting network (including terrestrial digital broadcasts), BS digital broadcasts and FM broadcasting etc. As of the end of the current consolidated fiscal year, the aggregate number of condominium housing properties to which services have been initiated is 578 (a

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total of 41,169 households), and the number of such properties which have already determined to adopt such services is 454 (a total of 61,420 households).

② Cable television Adachi Corporation

As of December 1, 2005 this company commenced operation of comprehensive, all-digital broadcasting. Due to this, 120,000 households located in Tokyo's Adachi-ku are receiving by pass-through rebroadcasts of terrestrial digital broadcasts and BS digital broadcasts, and further, approximately 39,000 households (as of the close of the fiscal year ended March 31, 2006) are receiving approximately 250 channels of CS digital multichannel broadcasting.

③ SKY Perfect Well Think Co., Ltd.

This company undertakes to develop excellent contents from the production stage with a view toward the multi-use contents business in order to expand and diversify revenue sources, and during the current consolidated fiscal year invested in the production of movies such as "Negotiator Mashita Masayoshi", "The Suspect Muroi Shinji" and so forth.

④ SKY Perfect Mobile, Inc.

This company was established on June 1, 2005 and as its first real business development efforts initiated, in cooperation with SKY PerfecTV!, "SKY PerfecTV! WORLD SOCCER", the first genuine soccer related site, during December 2005, as well as "SKY PerfecTV! Battle Life", covering the information of martial arts and professional wrestling, during January 2006.

During the current consolidated fiscal year, operating revenues from other platform related businesses were 22,667 million yen, an increase of 7,027 million yen (44.9%) compared to the immediately preceding consolidated fiscal year. The cause of such increase in operating revenues was contributions from the revenues of Pay Per View Japan, Inc. and Cable television Adachi Corporation, both of which were consolidated subsidiaries etc. as of March 2005.

As the result of the above, operating revenues for the current consolidated fiscal year were 82,329 million yen, an increase of 8,313 million yen (11.2%) compared to the immediately preceding consolidated fiscal year. On the other hand, operating expenses were 82,591 million yen, an increase of 11,401 million yen (16.0%) compared to the immediately preceding consolidated fiscal year. This was caused principally by increased marketing costs due to aggressive marketing strategies and increases in expenses required to expand the service area of OptiCast Inc. etc. The result thereof with respect to operating loss and revenues was an operating loss of 261 million yen.

As for non-operating loss and revenues, regarding non-operating revenues, the amount of 756 million yen was reported as interest income and dividend income etc. due to efficient use of surplus funds. On the other hand, regarding non-operating expenses, the amount of 265 million yen was reported as investment loss by equity method in related companies etc. As a result, ordinary income was 106 million yen, a decrease of 3,574 million yen (97.1%) compared to the immediately preceding consolidated fiscal year.

As for extraordinary loss and revenues, there were principally gains of 1,023 million yen on sale of investment securities and loss of 456 million yen from retirement of fixed assets, loss of 326 million yen on impairment reported. As a result, net income for the current fiscal year was 357 million yen, a decrease of 3,351 million yen (90.4%) compared to the immediately preceding consolidated fiscal year.

2. Challenges Faced by the Group

The main challenges faced by the Group with respect to the operation of its businesses consist of the fusion between broadcasting and communications in a business environment which is subject to severe changes, maintaining growth over the medium and long terms, and further striving to maximize enterprise value through the achievement of ever larger revenues. With respect to the media environment with which the Group grapples, diversifying delivery routes and viewing modes such as optical fiber and mobile technologies etc. for software (contents) against a background of evolving digital technologies as well as changing lifestyles etc. are developed. The Group believes that the most important challenges it faces at this time are to respond flexibly to these kinds of changes by further increasing the number of its subscribers, improving ARPU and maintaining a low churn rate.

The details of these strategies are as set forth below.

① Enhancement of Contents

From the perspective of contents, the Group feels that it is very important that attractive contents be provided through various platforms. To date we have cooperated to provide contents from the "UEFA Champions League™" as well as "Serie A" etc., but in the future we must undertake broadcasting of more powerful contents, starting with professional baseball and domestic and international soccer, through cooperation with the broadcasters.

As for SKY PerfecTV! and SKY PerfecTV! 110, during May 2006 each company conducted taped broadcasts of the "2006 FIFA World Cup Germany™" in its entirety through "SukaChan/ High Vision" during June and July. In this manner, we intend to attract new subscribers by continuing to provide attractive contents in the future and further to improve ARPU for all subscribers as well as to decrease our churn rate.

② Proposal to Provide Receivers

In addition to the method of selling out receivers through home electronic appliance shops etc. employed to date, SKYPerfect Marketing Co., Ltd. newly introduced the method of renting receivers. This company takes care of everything from attachment of antennas to installation and adjustment of receivers, and we anticipate that subscriptions to SKY PerfecTV/ are going to zoom by handling subscription thereto smoothly.

③ Diversification of Delivery Routes and Viewing Modes

Through OptiCast Inc., we have been developing services to serve large urban condominiums, smaller scale condominium housing units, and detached homes at which it has been difficult to receive signals directly via an antenna. In addition, through development of new businesses based on tie-ups with CATV businesses and cell phone etc. the Group is not only increasing the number of its subscribers but also working toward the expansion of such businesses to new levels.

3. Status of Funding of the Group

The Company was listed on the MOTHERS market of the Tokyo Stock Exchange on October 20, 2000 and received funding in the amount of 121,600 million yen. We strove to vigorously develop our businesses during the current consolidated fiscal year through use of said funds as well as ones obtained by conducting our businesses. As of the close of the current consolidated fiscal year, the balance of our borrowings from outside the Group including its consolidated subsidiaries etc. was 1,679 million yen.

4. Status of Investment in Facilities by the Group

During the current consolidated fiscal year we continued efforts commenced in previous year to rationalize product delivery modes and to improve visual image quality etc. by undertaking additional investments in SKY PerfecTV/'s product delivery facilities, and switched over from our former facilities to new facilities during the period from July through September 2005. Further, investment in facilities in the total amount of 4,424 million yen was made in high vision studio facilities in order to support "SukaChan/ High Vision" as well as in OptiCast Inc.'s optical fiber related business etc. Please note that the Company reported a 456 million yen loss from retirement of fixed assets in connection with the removal and replacement of SKY PerfecTV!'s old product delivery facilities along with the renewal of SKY PerfecTV!'s product delivery facilities.

5. Transitions in Business Results and Status of Assets of the Group and the Company

(1)Transitions in Business Results and Status of Assets of the Group

(unit: millions of yen)

	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2006 (current consolidated fiscal year)
Operating revenues	59, 432	70, 373	72,475	74, 016	82, 329
Ordinary income (Δ:loss)	Δ11, 901	Δ19, 025	4, 853	3, 681	106
Net income (Δ:net loss)	Δ12, 248	Δ18, 893	4, 384	3, 709	357
Net income per share (Δ:net loss)	Δ5, 475 yen 12 sen	Δ8, 444 yen 56 sen	1, 957 yen 23 sen	1, 630 yen 78 sen	162 yen 56 sen
Total assets	146, 477	117, 341	126, 536	121, 132	133, 171
Total shareholders' equity	107, 548	88, 795	96, 258	89, 408	93, 999
Shareholders' equity ratio	73.4%	75.7%	76.1%	73.8%	70.6%

(Notes) 1. Net income per share (Δ:net loss) was calculated based on the average number of shares during the period, and starting from the fiscal year ended March 31, 2003, "Accounting Standards regarding Net Income Per Share" (Corporate Accounting Standards No.2) and "Accounting Standards Application Guidelines regarding Net Income Per Share" (Corporate Accounting Standards Application Guideline No.4) were applied. As for per share information in the event that said accounting standards and application guidelines were used for calculations during the fiscal year ended March 31, 2002, there would be no changes in the information set forth above.

2. Transitions in Business Results

There has been consistent, steady growth in operating revenues, in consequence of the healthy increase in the number of SKY PerfecTV! subscribers, and the commencement of SKY PerfecTV! 110's services since the fiscal year ended March 31, 2003, increases in the number of our consolidated subsidiaries etc. since the fiscal year ended March 31, 2005 will serve to increase overall revenues.

As for ordinary income and net income, due to operating expenses of aggressive business development activities for the purpose of attracting new subscribers etc., losses were consistently incurred up to the fiscal ended March 31, 2003, and while numbers moved back into the black since the fiscal year ended March 31, 2004 due to increases in operating revenues and more efficient management of operating expenses etc., operating profits during the current consolidated fiscal year were lower compared to the immediately preceding consolidated fiscal year due to aggressive sales promotion activities and the development of SKY PerfecTV! HIKARI.

3. Transitions in Status of Assets

Total assets and total shareholders' equity up to the fiscal year ended March 31, 2003 decreased due to current net loss incurred in consequence of aggressive business development for the purpose of attracting new subscribers, however, this transitioned to an increase in values during the fiscal year ended March 31, 2004 due to booking of a net income and the merger with Plat One Corp., Ltd. During the fiscal year ended March 31, 2005, they declined due to the acquisition of treasury shares etc. As for the current consolidated fiscal year, increases in the current value of listed shares owned by the Company etc. resulted in an increase in the value of total assets and total shareholders' equity compared to the immediately preceding consolidated fiscal year.

(2)Transitions in Business Results and Status of Assets of the Company

(unit: millions of yen)

	8th fiscal year (ended March 31, 2002)	9th fiscal year (ended March 31, 2003)	10th fiscal year (ended March 31, 2004)	11th fiscal year (ended March 31, 2005)	12th fiscal year (ended March 31, 2006)
Operating revenues	58, 396	68, 179	70, 028	71, 881	74, 377
Ordinary income (Δ:loss)	Δ11, 534	Δ17, 449	5, 073	4, 677	3, 261
Net income (Δ:net loss)	Δ12, 016	Δ18, 372	4, 495	4, 532	3, 480
Net income per share (Δ: net loss)	Δ5, 371 yen 20 sen	Δ8, 211 yen 69 sen	2, 006 yen 91 sen	1, 994 yen 04 sen	1, 612 yen 55 sen
Total assets	140, 108	110, 615	121, 522	113, 573	123, 894
Total shareholders' equity	108, 077	89, 845	97, 419	91, 393	99, 109
Shareholders' equity ratio	77.1%	81.2%	80.2%	80.5%	80.0%

(Notes) 1. Net income per share (Δ:net loss) was calculated based on the average number of shares during the period, and starting from the 9th fiscal year, "Accounting Standards regarding Net Income Per Share" (Corporate Accounting Standards No.2) and " Accounting Standards Application Guidelines regarding Net Income Per Share" (Corporate Accounting Standards Application Guideline No.4) were applied. As for per share information in the event that said accounting standards and application guideline were used for calculations during the 8th fiscal year, there would be no changes in the information set forth above.

2. Transitions in Business Results

There has been consistent, steady growth in operating revenues, in consequence of the healthy increase in the number of SKY PerfecTV! subscribers, and the commencement of SKY PerfecTV! 110's services since the 9th fiscal year will serve to increase overall revenues.

As for ordinary income and net income, due to operating expenses of aggressive business development activities for the purpose of attracting new subscribers etc., losses were consistently incurred up to the 9th fiscal year, and while numbers moved back into the black since the 10th fiscal year due to increases in operating revenues and more efficient management of operating expenses etc.

3. Transitions in Status of Assets

Total assets and total shareholders' equity up to the fiscal year ended March 31, 2003 decreased due to current net loss incurred in consequence of aggressive business development for the purpose of attracting new subscribers, however, this transitioned to an increase in values during the fiscal year ended March 31, 2004 due to booking of a net income and the merger with Plat One Corp., Ltd. During the fiscal year ended March 31, 2005, they declined due to the acquisition of treasury shares etc. As for the current fiscal year, increases in the current value of listed shares owned by the Company etc. resulted in an increase in the value of total assets and net assets.

II. General Outline of Company (as of March 31, 2006)

1. Description of Principal Businesses of the Group

The Group make use of communication satellite JCSAT-3 located at 128 degrees East longitude and communication satellite JCSAT-4A located at 124 degrees East longitude both broadcasting CS digital multichannel SKY PerfecTV! as well as communication satellite N-SAT-110 located at 110 degrees East longitude broadcasting CS digital multichannel SKY PerfecTV! 110 in order to provide platform services to broadcasters, satellite operators and subscribers. As of March 31, 2006 SKY PerfecTV! provided services to 103 TV operators/191 channels, 2 radio operators/101 channels, and 3,737,000 subscribers (total number of registered subscriptions) while SKY PerfecTV! 110 provided services to 14 TV operators/72 channels (including data broadcasting) and 321,000 subscribers (total number of registered subscriptions). Moreover, SKY PerfecTV! HIKARI provided pay multichannel services to 178 TV channels/101 radio channels, and simultaneous rebroadcast services to 31 TV channels/7 radio channels in the Kanto Area, to 29 TV channels/5 radio channels in the Kansai Area, as well as to 26 TV channels/4 radio channels in the Chukyo Area.

Details of businesses related to the Customer Management Business, the Digital Satellite Broadcasting Expansion Promotion Business, the Broadcast Programming Delivery Related Business and any businesses incidental or relating thereto, collectively called platform services, are as set forth below:

Business services	Details
Customer management business (entrusted to Data Network Center Corporation)	① handling of subscription services responding to inquiries concerning subscriptions, handling of subscriptions business ② support of pay TV broadcasting services management of subscriber information, amendments and cancellation of program contracts etc. ③ provision of information services announcements of information concerning broadcast programs for each type of media etc. and responding to every type of inquiry at the Customer Center ④ accounting and collection of payment services accounting for and collection of payments of viewing fees related to pay broadcasting business
Digital satellite broadcasting expansion promotion business	① advertising business for expansion of CS digital multichannel broadcasting ② establishment and maintenance business for retail shop network to attract subscription contracts ③ creation and management business of standards for receivers
Broadcast programs delivery related business	① digital signal conversion business for broadcast programs ② uplink business for broadcast programs: business of transmitting digital signals of broadcast programs from terrestrial station facilities to communication satellites
Other platform related business	① supply of contents business procurement and production of broadcast programs and granting licenses to third parties business ② leasing business for studio facilities ③ communications services business ④ broadband contents delivery services ⑤ highly sophisticated data broadcast services business, others

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2. Principal Places of Business of the Group

SKY Perfect Communications Inc.		
	Head Office	Shibuya-ku, Tokyo
	Meguro Media Center	Shinagawa-ku, Tokyo
	Aomi Broadcast Center	Koto-ku, Tokyo
Date Network Center Corporation		Yokohama City, Kanagawa Pref.
OptiCast Inc.		Shibuya-ku, Tokyo
Samurai TV Inc.		Shibuya-ku, Tokyo
SKY Perfect Mobile, Inc.		Shibuya-ku, Tokyo
Cable television Adachi Corporation		Adachi-ku, Tokyo

3. Status of Shares

(1) Total number of authorized shares of the Company:9,000,000 shares

(2) Total number of issued shares: 2,270,365 shares

(Note) An additional 1,856 shares were issued during the current fiscal year through exercise of warrants.

(3) Number of shareholders: 37,385

4. Status of Major Shareholders

Name of shareholder	Investment in the Company		Investment of the Company in said shareholders	
	Shares held	% of voting rights	Shares held	Investment ratio
Sony Broadcast Media Co., Ltd.	283, 058	13.16%	-	-
Fuji Television Network, Inc.	283, 058	13.16	-	-
Itochu Corporation	283, 058	13.16	-	-
JSAT Corporation	156, 780	7.29	-	-
Tokyo Broadcasting System, Inc.	129, 000	6.00	-	-
Nippon Television Network Corporation	118, 910	5.53	-	-
The Bank of New York Europe Limited, Luxembourg	112, 781	5.24	-	-
The Master Trust Bank of Japan, Ltd.	110, 496	5.14	-	-
Sumitomo Corporation	69, 320	3.22	-	-
DENTSU INC.	40, 594	1.89	-	-

(Notes) 1. We hold 117,441 treasury shares, but as such shares do not carry voting rights, they were excluded from the above list of major shareholders.

2. As of the end of the current fiscal year, the proportion of shares carrying voting rights owned by non-Japanese shareholders etc. (such proportion calculated through use of the method required by the Ministry of Internal Affairs and Communications) reached 12.02%.

3. The total abovesaid number of shares held by Itochu Corporation includes 147,000 shares which have been contributed as trust assets for said company's retirement benefits trust. (While ownership rights in the register of shareholders are in the name of Mizuho Trust Retirement Benefits Trust Account, Itochu Corporation as Trustee under Re-entrustment, Asset Supervision Services Trust;

Itochu Corporation is, pursuant to a retirement benefits trust agreement, entitled to instruct the trustee as to how the voting rights borne by such shares are to be exercised).

4. The total abovesaid number of shares held by Sumitomo Corporation includes 65,100 shares which have been contributed as trust assets for said company's retirement benefits trust. (While ownership rights in the register of shareholders are in the name of Japan Trustee Services Bank, Ltd. (The Sumitomo Trust & Banking Co., Ltd. Re-entrustment Portion and Sumitomo Corporation Retirement Benefits Trust Account) Sumitomo Corporation is, pursuant to a retirement benefits trust agreement, entitled to instruct the trustee as to how the voting rights borne by such shares are to be exercised).
5. Based on Change Report of Large Holding Report dated March 10, 2006 submitted by Merrill Lynch Japan Securities Co., Ltd. and the following companies, we received a report that as of February 28, 2006 the following shares were jointly owned. However, as the Company cannot actually confirm the number of shares held as of the end of the current fiscal year, such information is not included in the Status of Major Shareholders set forth above. The content of said Notices of Changes in Notification of Large Shareholdings is as set forth below:

Personal or entity name	Number of shares held (x 1000)	Ratio of shares held to total number of issued shares (%)
Merrill Lynch Japan Securities Co., Ltd.	3	0.14
Merrill Lynch International	2	0.11
Merrill Lynch Investment Managers LP	93	4.11
Merrill Lynch Investment Managers Co., Ltd.	126	5.55
Total	225	9.91

5. Status of Acquisition, Disposition etc. and Holding of Treasury Shares

(1) Shares acquired

Common shares: 12,069 shares

Total acquisition price: 1,009 million yen

(Note) 12,068 shares the issue of which was authorized in the articles of incorporation were acquired, and fractional shares equivalent to one share were acquired.

(2) Shares disposed

There were no applicable matters.

(3) Shares subject to loss of validity procedures

There were no applicable matters.

(4) Shares held as of the end of the accounting period

Common shares: 117,441 shares

6. Status of Stock Acquisition Rights

(1) At present the Company has issued the following stock acquisition rights:

Date of decision to issue	November 27, 2002	March 31, 2004	November 24, 2004	July 27, 2005
Number of stock acquisition rights	1,644 (Note) 1	2,909 (Note) 1	1,158 (Note) 1	2,599 (Note) 1
Type of shares subject to stock acquisition rights	common shares	common shares	common shares	common shares
Number of shares subject to stock acquisition rights	1, 644 shares	2, 909 shares	1, 158 shares	2, 599 shares
Issue price of stock acquisition rights	without compensation	without compensation	without compensation	without compensation

(Notes) 1. The number of shares subject to acquisition attached to each stock acquisition right is one share.
2. Details of warrants are contained in notes to the balance sheet.

(2) Stock Acquisition Rights Issued by the Company to Persons other than Shareholders on Particularly Favorable Terms during the Current Fiscal Year

Details of issues of stock acquisition rights issued on August 1, 2005 (based on the approval of the General Meeting of Shareholders dated June 24, 2005):

Date of decision	July 27, 2005
Number of stock acquisition rights	2,599 (Note) 1
Type of shares subject to stock acquisition rights	common shares
Number of shares subject to stock acquisition rights	2,599 shares
Issue price of stock acquisition rights	without compensation
Conditions to exercise stock acquisition rights	(Note)2
Reasons and conditions for cancellation of stock acquisition rights	(Note)3
Details of favorable issue conditions	Stock acquisition rights were issued to the Company's directors and employees without compensation.

(Notes) 1. The number of shares subject to acquisition attached to each stock acquisition right is one share.
2. (1) Persons who received allocations of stock acquisition rights are entitled to exercise such rights even after they have lost their positions as directors or employees of the Company; provided, however, that persons who received allocations of stock acquisition rights, shall not, in the event they become subject to any of the following circumstances, be entitled to exercise said stock acquisition rights thereafter.

① In the event that a director is dismissed or in the event that an employee is dismissed upon instructions or dismissed as a penalty.

② In the event that a director or employee commits such act antagonistic to the Company or such act damaging the interests of the Company as he or she becomes a director, corporate auditor, employee, counselor, temporary employee or consultant etc. of a company that is in competition with the Company; provided, however, this shall be limited to the cases of

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intentional acts of antagonism against the Company and intentional acts contrary to the interests of the Company.

(2) In the event of the death of a person who received an allocation of stock acquisition rights, his successors shall be entitled to exercise the same. Conditions for the exercise of rights by such successors shall be in accordance with the contract referred to in (3) below.

(3) Other conditions of the exercise of rights shall be in accordance with the provisions of contracts executed between the Company and said persons who receive allocations of stock acquisition rights based on decision of the Board of Directors.

3. (1) In the event that the General Meeting of Shareholders approves the execution of a merger agreement pursuant to which the Company becomes defunct, or, in the event that the General Meeting of Shareholders approves a resolution to execute a share exchange agreement or to transfer shares pursuant to which the Company becomes a wholly-owned subsidiary, or in other cases of necessity, the Company shall become entitled to cancel all said stock acquisition rights without compensation.

(2) In the event that persons who received allocations of stock acquisition rights shall, in accordance with the provisions of (Note)2 above, no longer be entitled to exercise said rights, the Company shall be entitled to cancel said stock acquisition rights without compensation.

(3) The Company shall, at any time, be entitled to cancel, without compensation, any stock acquisition rights acquired and held by the Company.

Name of a person other than a specified employee etc. receiving an allocation and number of stock acquisition rights received by allocation:

Position or occupation etc.	Personal or entity name	Number of stock acquisition rights
Director	Yasushi Hosoda	143
Director	Hajime Shigemura	148
Director	Hiroyuki Shinoki	119
Director	Masao Nito	95
Director	Ryoji Hirabayashi	95
Director	Tatsuro Saitoh	90
Directors	6 persons above	Total: 690

Name of a specified employee etc. receiving an allocation and number of stock acquisition rights received by allocation:

Category	Name	Number of stock acquisition rights
Employee	Junichi Watanabe	86
Employee	Toshikuni Shimizu	83
Employee	Akira Tanaka	83
Employee	Masafumi Kawanishi	83
Employee	Uju Yamasaki	77
Employee	Shuhei Yamaura	77
Employee	Kakuro Eguchi	45
Employee	Yasuhiko Aramaki	45
Employee	Hiroshi Kataoka	45
Employee	Yasushi Izumi	45
Employees	91 other persons	1,240
Employees	101 persons above	Total: 1,909

(Note) Persons receiving allocations are solely employees of the Company.

7. Status of the Employees of the Group

(1) Number of Employees of the Group

Number of employees	Change from the end of the immediately preceding fiscal year
468 persons	increase of 89 persons

(Note) The number of employees represents full time employees, and does not include temporary employees.

(2) Number of Employees of the Company

Number of employees	Change from the end of the immediately preceding fiscal year	Average age	Average tenure
206 persons	Decrease of 11 persons	38.7 years	3.0 years

(Note) The number of employees represents full time employees, and does not include temporary employees.

8. Status of Business Affiliations

(1) Status of Important Subsidiaries etc.

Company name	Capitalization	Voting rights held	Primary business
Data Network Center Corporation	100 million yen	51.0%	customer management business
Multi Channel Entertainment Inc.	10 million yen	90.0%	broadcasting business
Samurai TV Inc.	12 million yen	80.2%	broadcasting business
OptiCast Inc.	3,380 million yen	100.0%	visual delivery services using optical fiber business
OptiCast Marketing Inc.	1,862 million yen	*51.0%	procuration of subscriptions for visual delivery services using optical fiber
SKY Perfect Well Think Co., Ltd.	480 million yen	100.0%	contents development and investment business
SKYPerfect Marketing Co., Ltd.	480 million yen	51.0%	supply of SKY PerfecTV! receivers business
Pay Per View Japan, Inc.	2,500 million yen	65.0%	broadcasting business
Cable television Adachi Corporation	2,063 million yen	77.3%	CATV business
SKY Perfect Mobile, Inc.	480 million yen	51.0%	mobile related business

(Note) % of voting rights indicated by the * mark is held indirectly.

(2) History of Business Affiliations

① OptiCast Marketing Inc.

This company was newly established on December 19, 2005 as a wholly-owned subsidiary of OptiCast Inc. spun-off in order to succeed to the business related to the SKY PerfecTV! HIKARI services managed by OptiCast Inc., one of the Company's consolidated subsidiaries etc. Subsequently, on January 25, 2006 this company issued new shares to OptiCast Inc., Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West). The objective of this company, acting in cooperation with the SKY PerfecTV! Group and NTT East, is to expand the market for so-called triple play services in the form of SKY PerfecTV! HIKARI, B FLET'S, and IP telephony.

② SKY Perfect Mobile, Inc.

This company was established on June 1, 2005 based upon investments received from ACCESS Co., Ltd., J-Stream Inc. and NANO Media Inc., each possessing business know how concerning cellular telephony. The objective of this company is to develop delivery, verification and accounting services etc. for anime contents to be operated with SKY PerfecTV! through the use of cellular telephony.

(3) Results of Business Affiliations

As of March 31, 2006, the Company's consolidated subsidiaries etc. were comprised of twelve companies including the abovesaid important subsidiaries etc. plus two more equity method affiliates. Operating revenues for the current consolidated fiscal year were 82,329 million yen (an increase of 11.2% compared to the immediately preceding consolidated fiscal year), ordinary income was 106 million yen (a decrease of 97.1% compared to the immediately preceding consolidated fiscal year), and net income was 357 million yen (a decrease of 90.4% compared to the immediately preceding consolidated fiscal year).

9. The Principal Lenders to and Amounts Borrowed by the Company

There were no applicable matters.

10. Status of Directors and Corporate Auditors

Position and name		Responsibilities or main occupation
Chairman and Representative Director	Yasushi Hosoda	Internal Audit Dept.
President and Representative Director	Hajime Shigemura	
Executive Vice President	Hiroyuki Shinoki	Privacy Compliance Dept., Platform Strategy Planning Dept., Programming & Coordination Group, Broadcasting Business Group, Sales Group and Business Development Group
Managing Director	Masao Nito	Corporate Planning Dept., Affiliates Administration Dept., and Technology & Development Group
Managing Director	Ryoji Hirabayashi	Finance & Control Group
Director	Tatsuro Saitoh	President and Representative Director of OptiCast Inc.
Director	Kikujiro Shikano	Chairman and Director of Jupiter Entertainment Co., Ltd.
Director	Tatsuya Tamura	Representative Director of Global Management Research Institute Inc.
Director	Kageo Nakano	
Director	Nozomu Yoshida	Representative Director of Nozomu.Net (Nozomu Yoshida Office)
Director	Toshichika Ishihara	Director of Tokyo Broadcasting System, Inc.
Director	Kenji Kamimura	President and Representative Director of Asahi Satellite Broadcasting Limited
Director	Masakatsu Mori	Chairman and Director of Accenture Japan Ltd
Corporate Auditor (Standing)	Yoshiki Hirowatari	
Corporate Auditor (Standing)	Ryosuke Tsuruma	
Corporate Auditor	Tamotsu Iba	Councilor, Sony Corporation
Corporate Auditor	Masao Sakai	President of FCG Research Institute, Inc.
Corporate Auditor	Nobuyuki Kaneko	Executive Officer and Head of Media Business Division, Aerospace, Electronics & MultiMedia Company, Itochu Corporation

(Notes) 1. Of the abovesaid directors, ten, consisting of Yasushi Hosoda, Hajime Shigemura, Hiroyuki Shinoki, Masao Nito, Kikujiro Shikano, Tatsuya Tamura, Kageo Nakano, Nozomu Yoshida, Toshichika Ishihara and Kenji Kamimura, assumed their positions as directors through reappointment at the 11th Ordinary General Meeting of Shareholders convened on June 24, 2005, while three, consisting of Ryoji Hirabayashi, Tatsuro Saitoh and Masakatsu Mori, were newly appointed as directors at the same Ordinary General Meeting of Shareholders.

2. Managing Director Kunioki Ishibashi retired upon the conclusion of the 11th Ordinary General Meeting of Shareholders convened on June 24, 2005.

3. Seven directors consisting of Kikujiro Shikano, Tatsuya Tamura, Kageo Nakano, Nozomu Yoshida, Toshichika Ishihara, Kenji Kamimura and Masakatsu Mori are external directors as specified in Item 7-2, Paragraph 2 of Article 188 of the Commercial Code of Japan (the "Commercial Code").

4. Four full-time corporate auditors consisting of Yoshiki Hirowatari and Ryosuke Tsuruma as well as corporate auditors Masao Sakai and Nobuyuki Kaneko are external corporate auditors as specified in Paragraph 1 of Article 18 of the "Law for Special Provisions for the Commercial Code concerning Audits, etc.".

11. Amount of Compensation and Other Profits of Assets for Performance of Duties Paid to Directors and Corporate Auditors

Category	Directors		Corporate auditors		Total		Notes
	Persons compensated	Compensation amount	Persons compensated	Compensation amount	Persons compensated	Compensation amount	
Compensation based on decisions of General Meeting of Shareholders	14 persons (7 persons)	164 million yen (33 million yen)	5 persons	35 million yen	19 persons	200 million yen	Figures in parentheses are for external directors
Officers' bonuses from disposition of profits	5 persons (- persons)	14 million yen (- million yen)	- persons	- million yen	5 persons	14 million yen	Figures in parentheses are for external directors
Total	14 persons (7 persons)	179 million yen (33 million yen)	5 persons	35 million yen	19 persons	214 million yen	Figures in parentheses are for external directors

(Notes) 1. Based on the decision of the General Meeting of Shareholders (the Ordinary General Meeting of Shareholders convened on June 24, 1998) the limit on compensation of directors is 220 million yen per year.

2. Based on the decision of the General Meeting of Shareholders (the Ordinary General Meeting of Shareholders convened on June 12, 1996) the limit on compensation of corporate auditors is 50 million yen per year.

3. As of the end of the current fiscal year there were 13 directors and 5 corporate auditors.

12. Amount of Compensation etc. Payable to Accounting Auditors

(1) A total of compensation etc. payable to the accounting auditors of the Company and the Company's subsidiaries etc.: 51 million yen

(2) Of the total amount set forth in (1) above, a total of compensation etc. payable by the Company and the Company's subsidiaries etc. to their accounting auditors as compensation for work (certification of accounts work) under Paragraph 1 of Article 2 of the Certified Public Accountants Law (Law No. 103 of 1948): 47 million yen

(3) Of the total amount set forth in (2) above, compensation etc. as accounting auditors payable by the Company to its accounting auditors:29 million yen

(Note) As the amount of compensation payable to its auditors for auditing services based on the Law for Special Provisions for the Commercial Code concerning Audits, etc. pursuant to the auditing agreement between the Company and its auditors is not categorized separately from the amount of compensation payable for auditing services pursuant to the Securities and Exchange Law, the amount set forth in (3) includes the amount of compensation payable for accounting services pursuant to the Securities and Exchange Law.

III. Important Facts Concerning the Status of the Group Arising after the Accounting Period

There were no important facts concerning the status of the Group arising after the accounting period.

BALANCE SHEET
(As of March 31, 2006)

(unit: millions of yen)

<Assets>		**<Liabilities>**	
Current Assets:		**Current Liabilities:**	
Cash and deposits	25,345	Accrued accounts	6,532
Accounts receivables	6,810	Accrued expenses	613
Securities	2,012	Deposits received (pay-per-view)	8,873
Broadcasting rights	2,478	Accrued income taxes	113
Inventory goods	411	Allowance for employees' bonuses	215
Prepaid expenses	2,034	Other	1,614
Accrued revenue	99	**Total current liabilities**	**17,962**
Accrued tax and other	165		
Other	1,480	**Fixed Liabilities:**	
Allowance for doubtful receivables	Δ234	Long-term accrued accounts	95
Total current assets	**40,604**	Guaranty deposit	799
		Deferred tax liability	5,176
Fixed Assets:		Allowance for retirement benefit	658
Tangible fixed assets:		Allowance for directors' retirement bonus	17
Buildings	1,724	Other	74
Machinery and equipment	9,771	**Total fixed liabilities**	**6,822**
Automotive equipment	2		
Tools, appliance and equipment	447	**Total Liabilities**	**24,785**
Nominal account for construction	132		
Total tangible fixed assets	**12,077**	**<Shareholders' Equity>**	
		Common stock	**50,083**
Intangible fixed assets:		**Capital surplus**	**43,995**
Trademark rights	7	**Capital reserve**	**16,786**
Telephone subscription rights	2	**Other capital surplus**	**27,208**
Software	1,287	Gains from capital reduction	27,208
Total intangible fixed assets	**1,297**	**Retained earnings**	**9,737**
		Unappropriated net income	9,737
Investment and other assets:		**Unrealized gains on stock etc.**	**5,574**
Investment securities	52,188	**Own shares**	**Δ 10,282**
Subsidiary shares	14,618		
Long-term loans receivable	1,800	**Total Shareholders' Equity**	**99,109**
Guarantee money deposited	622		
Long-term prepaid expenses	709	**Total Liabilities and Shareholders' Equity**	**123,894**
Others	77		
Allowance for doubtful receivables	Δ100		
Total investment and others	**69,915**		
Total fixed assets	**83,290**		
Total Assets	**123,894**		

STATEMENT OF INCOME
From April 1, 2005
To March 31, 2006

(unit: millions of yen)

<Recurring Loss and Revenues>		
Operating Loss and Revenues		
Operating Revenues:		
Platform business revenues		74,377
Operating Expenses:		
Platform business expenses	49,343	
Selling, general and administrative expenses	22,417	71,761
Operating Income		**2,616**
Non-operating Loss and Revenues		
Non-operating Revenues:		
Interest and dividend income	818	
Gains on sale of securities	3	
Other	59	881
Non-operating Expenses:		
Interest expenses	6	
Transfer to allowance for doubtful receivables	100	
Foreign exchange loss	124	
Other	5	236
Ordinary Income		**3,261**
<Extraordinary Loss and Revenues>		
Extraordinary Revenues		
Gain on sale of investment securities	1,023	
Gain on sale of fixed assets	0	1,023
Extraordinary Loss		
Loss from sale of investment securities	1	
Loss on valuation of investment securities	43	
Loss from retirement of fixed assets	414	
Impairment loss	326	
Loss from system usage agreement cancellation	10	797
Net income before tax		**3,487**
Income taxes, inhabitants tax and business tax		6
Net Income		**3,480**
Profit brought forward		6,257
Unappropriated net income		**9,737**

[55]

Important Accounting Policies

1. Standards and Methods for Valuing Securities

(1) Held-to-Maturity Debt Securities

By use of the amortized cost method (straight-line method).

(2) Shares of Subsidiaries and Affiliates

By use of cost accounting method based on the moving average method.

(3) Other Securities

By use of the market value method based on a market price etc. as of the settlement date (evaluation variance is handled by the all capital directly entered method, and cost of securities sold is determined based on the moving average method) for securities which have a market value. For securities which do not have a market value, the cost accounting method based on the moving average method is used.

2. Standard and Methods for Valuing Derivatives

By use of the market value method.

3. Standards and Methods for Valuing Inventories

(1) Program Accounts

By use of the cost accounting method based on identified cost method.

(2) Inventory Goods

By use of the cost accounting method based on first-in, first-out method.

4. Method of Depreciating Fixed Assets

(1) Tangible Fixed Assets

By use of the straight-line method.

Principal useful lives are from 3 to 18 years for buildings, from 2 to 6 years for machinery and equipment, 5 years for vehicles and transportation equipment, and from 3 to 20 years for tooling, instruments and fixtures.

(2) Intangible Fixed Assets

By use of the straight-line method.

Software used within the Company is valued based on the possible period of use within the Company (from 2 to 5 years).

5. Appropriation Standards for Allowances

(1) Allowance for Bad Debt

In order to prepare for bad debt loss arising from monetary claims, reserves are established for amounts foreseeably required for unrecoverable claims based on the actual rate of bad debts for ordinary claims, and individually reviewing the possibility of recovering such debts in the case of specific claims which are likely to become bad debts etc.

Accounts receivable arising in the course of performing the collection of fee payments services by the Company for claims of broadcasting companies against viewers for basic fees, subscription fees and viewing fees etc. are

[56]

accounted for based on results of recovery from viewers over a specific prior period.

(2) Allowance for Employees' Bonuses

In order to prepare for bonuses payable to employees, reserves are established for the portion of such bonus amounts for the bonus payment period specified by the Company which are foreseeably payable during the current fiscal year.

(3) Allowance for Retirement Benefit

In order to prepare for the payment of retirement benefits to employees, reserves are established, based on the foreseeable amount of liabilities to pay retirement benefits as of the end of the current fiscal year, for amounts which are acknowledged to have arisen as of the end of said fiscal year. Unrecognized actuarial differences are amortized on the straight-line method over the average remaining service years (12 years and 15 years) of the employees, starting from the fiscal year following the current fiscal year in which the differences occur.

(4) Allowance for Directors' Retirement Bonus

In order to prepare for payment of directors' retirement bonus, an allowance is established for necessary amounts as of the end of the current fiscal year based on internal regulations.

6. Methods for Handling Lease Transactions

Accounting for financial lease transactions other than the case where ownership of a leased property is acknowledged to have transferred to the lessee, is based on methods applicable to ordinary lease transactions.

7. Hedge Accounting Policies

(1) Hedge Accounting Policies

Accounting compliant with conditions applicable to hedge accounting is accomplished through deferral hedge disposition.

(2) Hedge Methods and Hedge Objects

a Hedge Methods

By use of exchange contracts.

b Hedge Objects

Forward foreign currency transactions.

(3) Hedge Policies

Based on the internal rules and regulations such as "Capital Management Regulations" and "Capital Management Handling Rules", hedging is used to the extent actually required for the purpose of avoiding risks of exchange fluctuations.

(4) Methods of Evaluating the Effectiveness of Hedges

Basically, in the event that important conditions concerning hedge methods and hedge objects are essentially the same, evaluation of effectiveness is omitted. As for other hedge transactions, cumulative market fluctuations for hedge methods and cumulative market fluctuations for hedge objects are compared, and judgments are made on the basis of the amounts of both fluctuations etc.

8. Methods of Handling Accounting for Consumption Taxes etc.

By use of the net of tax method.

(Changes in Accounting Policies)

Accounting Standards Concerning Impairment of Fixed Assets

Starting from the current fiscal year, Accounting Standards for Impairment of Fixed Assets (a statement of opinion regarding establishment of accounting standards for impairment of fixed assets issued by the Business Accounting Council on August 9, 2002) and Guidance for Accounting Standards for Impairment of Fixed Assets (Corporate Accounting Standards Application Guideline No. 6 dated October 31, 2003) are being applied. In consequence of this, operating income and ordinary income increased by 101 million yen, and net income before tax decreased by 224 million yen.

The amount of cumulative impairment loss has been directly excluded from the amount of each asset.

(Notes to Balance Sheet)

1. Amounts are indicated after rounding down to the nearest million yen.
2. Monetary claims and liabilities to subsidiaries

short-term monetary claims:	1,394 million yen
long-term monetary claims:	1,800 million yen
short-term monetary liabilities:	1,926 million yen

3. Cumulative amount of depreciation of tangible fixed assets:5,219 million yen
4. In addition to fixed assets accounted for in the Balance Sheet, all satellite broadcasting facilities, all facilities related to production of programs, all data broadcasting facilities, and a portion of OA equipments, are used pursuant to lease agreements.
5. As a portion of "Software" assets was purchased on the installment payment basis, the sellers retain ownership rights, and the amount of the unpaid purchase price is 180 million yen.
6. As for allowance for directors' retirement bonus, this is an allowance set forth in Article 43 of the Enforcement Regulations of the Commercial Code.
7. Liabilities for guarantee: 5,812 million yen
   (this includes 2,000 million yen in loan certificates)
8. Warrants

   Warrants based on the provisions of Paragraph 19 of Article 280 of the Old Commercial Code

   Type of shares which are the object of warrants:common shares

   Number of shares which are the object of warrants:1,413 shares

   Issue price based on exercise of warrants: 111,185 yen
9. Total shareholders' equity specified by Item 3 of Article 124 of the "Enforcement Regulations of the Commercial Code": 5,622 million yen

(Notes to Statement of Income)

1. Amounts are indicated after rounding down to the nearest million yen.

[59]

2. Volume of transactions with subsidiaries

Operating revenues	11,774 million yen
Operating expenses	20,440 million yen
Volume of non-operating transactions	
Interest income	15 million yen
Loss from system usage agreement cancellation	10 million yen

3. Net income per share: 1,612 yen 55 sen

4. Impairment loss

During the current fiscal year, the Company reported impairment loss concerning the following asset group:

Location: Aomi Broadcasting Center (Koto-ku, Tokyo)

Use: data broadcasting facilities

Type: machinery and equipment, software etc.

The Company separates assets into groups for management by business category, using the segmentation method related to some new businesses.

The data broadcasting business, which was considered to be a new business, did not appear to be viable, and accordingly it was decided to terminate services. The book value of this asset group was written down to the amount considered to be recoverable, and the impairment loss on said reduced amount (326 million yen) was reported as an extraordinary loss. The breakdown of this amount is 178 million yen for machinery and equipment, 147 million yen for software and 1 million yen for others.

The realizable price for this asset group was determined based upon net sales price, but as these were unusual assets not suitable for other uses, they were not considered to be salable at any price.

(Regarding Accounting for Retirement Benefits)

1. General outline of the retirement benefits plan adopted

This is a defined benefits plan, and provides for payment of retirement lump-sum grants.

2. Matters concerning retirement benefits liabilities

Retirement benefits liabilities	668 million yen
Unrecognized actuarial differences	△10 million
Allowance for retirement benefit	658 million yen

[60]

3. Matters concerning retirement benefits expenses

Employment expenses	65 million yen
Interest expenses	5 million yen
Amount of disposition of expenses of Unrecognized actuarial differences	Δ1 million yen
Retirement benefits expenses	69 million yen

4. Matters concerning basis for calculation of retirement benefits liabilities etc.

Method of periodic distribution of foreseeable amount of retirement benefits:
fixed periodic amount standard

Discount rate: 1.5%

Number of years for disposition of actuarial differences:
12 years and 15 years (Actuarial differences are amortized on the straight-line method over the average remaining service years of the employees, starting from the fiscal year following the current fiscal year in which the differences occur.)

(Regarding Tax Effect Accounting)

Breakdown of deferred tax asset and deferred tax liability by principal source

	(unit: millions of yen)
Deferred tax asset	
Voluntary adjustment of accrued expenses	243
Voluntary adjustment of loss on valuation of subsidiary shares	284
Voluntary adjustment of allowance for employees' bonuses	87
Amounts in excess of limits on contributions for loss on retirement benefits expenses	268
Excess amounts of depreciation	129
Impairment loss	132
Voluntary adjustment of loss on valuation of investment securities	128
Unrealized gains on stock etc.	801
Taxes loss carried forward	12, 238
Others	240
Deferred tax asset subtotal	14, 554
Valuation reserve amount	△14, 554
Deferred tax asset total	-
Deferred tax liability	
Unrealized gains on stock etc.	△5, 176
Deferred tax liability total	△5, 176
Net amount of deferred tax liability	△5, 176.

[62]

STATEMENT OF APPROPRIATION OF PROFIT

(unit: yen)

Unappropriated net income	9,737,967,033
This amount will be appropriated as follows:	
Amount of dividend:	1,614,693,000
(750 yen per share)	
Bonus to Directors	7,520,000
Profit brought forward to the next period	8,115,754,033

(Note) Other capital surplus amount of 27,208,834,376 yen will be brought forward to the next period.

Copy of Audit Report of the Accounting Auditor

AUDIT REPORT

May 8, 2006

Mr. Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.

Tohmatsu & Co.

Katsuji Hayashi (Seal)
Certified Public Accountant
Senior Partner

Kohei Kan (Seal)
Certified Public Accountant
Partner

Kenichi Iino (Seal)
Certified Public Accountant
Senior Partner

We have audited, pursuant to the provisions of Article 2, Paragraph 1 of "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations", the balance sheet, statement of income, and business report (limited to the portion relating to accounting), proposed appropriation of profit and supporting schedules (limited to the portion relating to accounting) of SKY Perfect Communications Inc. ("the Company") for the 12th fiscal year from April 1, 2005 to March 31, 2006. The accounting parts of the business report and supporting schedules audited by us are those derived from the accounting books and records. It is the responsibility of the management of the Company to prepare these financial statements and supporting schedules, while our responsibility is to express our opinion on the financial statements and supporting schedules from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supporting schedules are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supporting schedules by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. The audit included audit procedures for subsidiaries as deemed necessary by us.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.
As is set forth in Alteration of Accounting Principles, the Company and its subsidiaries have adopted accounting standards relating to impairment of fixed assets since the current fiscal year, which is due and proper, with such adoption conforming to the implementation of new accounting standards.

(2) The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

(3) The proposed appropriation of profit is presented in compliance with the provisions of the relevant laws, regulations and the Company's Articles of Incorporation.

(4) The supporting schedules (limited to the portion relating to accounting) do not contain any items that should be pointed out pursuant to the provisions of the Commercial Code.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or engagement partners.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We as the Board of Statutory Auditors have prepared this Audit Report after receiving reports on auditing methods and results from each Statutory Auditor and upon consultation, concerning the execution of duties of the Directors during the 12th fiscal year from April 1, 2005 to March 31, 2006, and hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

Each Statutory Auditor, in accordance with the auditing principles and assignment among such Auditors prescribed by the Board of Statutory Auditors, has regularly attended meetings of the Board of Directors and other important meetings, received reports on the status of business from the Directors and others, inspected important documents including those showing approval of executives, investigated the conduct of business and the condition of properties at the major business offices such as the head office and the branch offices, and received reports from subsidiaries whenever necessary and investigated the conduct of business and the condition of properties of the subsidiaries. Each Statutory Auditor has also received reports and explanations from the Independent Accountants and examined the financial statements and the supporting schedules.

In connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or its shareholders and the acquisition or disposal, etc. of treasury stock, each Statutory Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested reports from the Directors and others whenever necessary.

2. Results of Audit

(1) The methods and results of the audit by the Independent Accountants, Tohmatsu & Co., are due and proper;

[66]

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of profit, in light of the financial position and other condition of the Company;

(4) The supporting schedules set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto;

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors; and

(6) There has been neither any fraudulent act nor any breach of Japanese laws and regulations or the Articles of Incorporation of the Company in connection with the exercise of function of the Directors.

Furthermore, there has been no breach of their obligations by the Directors in connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and subsidiaries or its shareholders or the acquisition or disposal, etc. of treasury stock.

May 11, 2006

Board of Statutory Auditors
SKY Perfect Communications Inc.

Yoshiki Hirowatari (Seal)
Full-time Statutory Auditor

Ryosuke Tsuruma (Seal)
Full-time Statutory Auditor

Tamotsu Iba (Seal)
Statutory Auditor

Masao Sakai (Seal)
Statutory Auditor

Nobuyuki Kaneko (Seal)
Statutory Auditor

(Note) *Mr. Yoshiki Hirowatari, Mr. Ryosuke Tsuruma, Mr. Masao Sakai and Mr. Nobuyuki Kaneko are outside Statutory Auditors as required under paragraph 1, Article 18 of the now-defunct "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations".*

CONSOLIDATED BALANCE SHEET
(As of March 31, 2006)

(unit: millions of yen)

<Assets>		**<Liabilities>**	
Current Assets:		**Current Liabilities:**	
Cash and deposits	38,308	Accrued accounts	8,365
Accounts receivables	7,786	Short-term loan payable	700
Securities	2,012	Deposits received (pay-per-view)	13,003
Inventory assets	3,072	Accrued income taxes	406
Deferred tax asset	37	Allowance for employees' bonuses	314
Other	7,981	Other	3,058
Allowance for doubtful receivables	Δ280	**Total current liabilities**	**25,848**
Total current assets	**58,917**		
Fixed Assets:			
Tangible fixed assets:		**Fixed Liabilities:**	
Buildings and accessory equipment	4,115	Long-term accrued accounts	265
Machinery and vehicles	10,098	Long-term loan payable	979
Nominal account for construction	224	Deferred tax liability	5,176
Other	683	Allowance for retirement benefit	735
Total tangible fixed assets	**15,122**	Allowance for directors' retirement bonus	23
		Other	1,324
Intangible fixed assets:		**Total fixed liabilities**	**8,505**
Software	2,437		
Other	1,290	**Total Liabilities**	**34,353**
Total intangible fixed assets	**3,728**		
		Minority Interest	**4,818**
Investment and other assets:			
Investment securities	51,926	**<Shareholders' Equity>**	
Deferred tax asset	71	**Common stock**	**50,083**
Others	3,404	**Capital surplus**	**43,995**
Total investment and others	**55,402**	**Retained earnings**	**4,628**
		Unrealized gains on stock etc.	**5,574**
Total fixed assets	**74,253**	**Own shares**	**Δ10,282**
Total Assets	**133,171**	**Total Shareholders' Equity**	**93,999**
		Total Liabilities, Minority Interest and Shareholders' Equity	**133,171**

CONSOLIDATED STATEMENT OF INCOME

From April 1, 2005
To March 31, 2006

(unit: millions of yen)

<Recurring Loss and Revenues>		
Operating Loss and Revenues		
Operating Revenues:		
Platform business revenues		82,329
Operating Expenses:		
Platform business expenses	57,343	
Selling, general and administrative expenses	25,248	82,591
Operating Loss		**261**
Non-operating Loss and Revenues		
Non-operating Revenues:		
Interest and dividend income	756	
Gains on sale of securities	3	
Other	90	850
Non-operating Expenses:		
Interest expenses	38	
Foreign exchange loss	124	
Investment loss by equity method	265	
Other	53	481
Ordinary Income		**106**
<Extraordinary Loss and Revenues>		
Extraordinary Revenues		
Gains on sale of investment securities	1,023	
Gains on sale of fixed assets	3	1,026
Extraordinary Loss		
Loss from sale of investment securities	1	
Loss on valuation of investment securities	43	
Loss from retirement of fixed assets	456	
Impairment loss	326	
Other	73	902
Net income before tax		**230**
Income taxes, inhabitants tax and business tax	378	
Adjustment of income tax and other	△64	314
Loss of minority shareholders		441
Net Income		**357**

Notes

1. Matters Concerning Scope of Consolidation

Number of Consolidated Subsidiaries Etc.: 12

Names of Consolidated Subsidiaries Etc.:

Data Network Center Corporation
Multi Channel Entertainment Inc.
Samurai TV Inc.
OptiCast Inc.
OptiCast Marketing Inc.
Information Network Koriyama Inc.
SKY Perfect Well Think Co., Ltd.
SKYPerfect Marketing Co., Ltd.
Pay Per View Japan, Inc.
Cable television Adachi Corporation
SKY Perfect Mobile, Inc.
CS Now Corporation

All subsidiaries etc. are included the scope of consolidation.

Each of SKY Perfect Mobile, Inc., OptiCast Marketing Inc. and CS Now Corporation became a consolidated subsidiary etc. as SKY Perfect Mobile, Inc. and OptiCast Marketing Inc. have been newly established during the current consolidated fiscal year and the shares of CS Now Corporation have been newly acquired during the current consolidated fiscal year.

2. Matters Concerning Application of Equity Method

Number of Affiliates: 2

SystemCreate, Inc
J SPORTS Broadcasting Corporation

All affiliates are accounted for under the equity method.

J SPORTS Broadcasting Corporation is accounted for under the equity method from the current consolidated fiscal year as the shares of J SPORTS Broadcasting Corporation have been newly acquired during the current consolidated fiscal year.

3. Matters Concerning Fiscal Year of Consolidated Subsidiaries Etc.

The settlement dates of all consolidated subsidiaries etc. are the same as the consolidated settlement date.

Important Accounting Policies

1. Standards and Methods for Valuing Securities

(1) Held-to-Maturity Debt Securities

By use of the amortized cost method (straight-line method).

(2) Other Securities

By use of the market value method based on a market price etc. as of the consolidated settlement date (evaluation variance is handled by the all capital directly entered method, and cost of securities sold is determined based on the moving average method) for securities which have a market value. For securities which do not have a market value, the cost accounting method based on the moving average method is used.

2. Standard and Methods for Valuing Derivatives

By use of the market value method.

3. Standards and Methods for Valuing Inventories

(1) Program Accounts

By use of the cost accounting method based on identified cost method.

(2) Inventory Goods

By use of the cost accounting method principally based on first-in, first-out method.

4. Method of Depreciating Fixed Assets

(1) Tangible Fixed Assets

By use of the straight-line method.

Principal useful lives are from 3 to 27 years for buildings and accessory equipment, and from 2 to 15 years for machinery and vehicles.

(2) Intangible Fixed Assets

By use of the straight-line method.

Software used within the Company is valued based on the possible period of use within the Company (from 2 to 5 years).

5. Appropriation Standards for Material Allowances

(1) Allowance for Bad Debt

In order to prepare for bad debt loss arising from monetary claims, reserves are established for amounts foreseeably required for unrecoverable claims based on the actual rate of bad debts for ordinary claims, and individually reviewing the possibility of recovering such debts in the case of specific claims which are likely to become bad debts etc.

Accounts receivable arising in the course of performing the collection of fee payments services by the Company for claims of broadcasting companies against viewers for basic fees, subscription fees and viewing fees etc. are accounted for based on results of recovery from viewers over a specific prior period.

(2) Allowance for Employees' Bonuses

In order to prepare for bonuses payable to employees, reserves are established for the portion of such bonus amounts for the bonus payment period specified by the Company which are foreseeably payable during the current consolidated fiscal year.

(3) Allowance for Retirement Benefit

In order to prepare for the payment of retirement benefits to employees, reserves are established, based on the foreseeable amount of liabilities to pay retirement benefits as of the end of the current consolidated fiscal year, for amounts which are acknowledged to have arisen as of the end of said consolidated fiscal year. Unrecognized actuarial differences are amortized on the straight-line method over the average remaining service years (12 years and 15 years) of the employees, starting from the consolidated fiscal year following the year in which the differences occur.

(4) Allowance for Directors' Retirement Bonus

In order to prepare for payment of directors' retirement bonus, an allowance is established for necessary amounts as of the end of the current consolidated fiscal year based on internal regulations.

6. Methods for Handling Material Lease Transactions

Accounting for financial lease transactions other than the case where ownership of a leased property is acknowledged to have transferred to the lessee, is based on methods applicable to ordinary lease transactions.

7. Material Hedge Accounting Policies

(1) Hedge Accounting Policies

Accounting compliant with conditions applicable to hedge accounting is accomplished through deferral hedge disposition.

(2) Hedge Methods and Hedge Objects

a Hedge Methods

By use of exchange contracts.

b Hedge Objects

Forward foreign currency transactions.

(3) Hedge Policies

Based on the internal rules and regulations such as "Capital Management Regulations" and "Capital Management Handling Rules", hedging is used to the extent actually required for the purpose of avoiding risks of exchange fluctuations.

(4) Methods of Evaluating the Effectiveness of Hedges

Basically, in the event that important conditions concerning hedge methods and hedge objects are essentially the same, evaluation of effectiveness is omitted. As for other hedge transactions, cumulative market fluctuations for hedge methods and cumulative market fluctuations for hedge objects are compared, and judgments are made on the basis of the amounts of both fluctuations etc.

8. Method for Evaluation of Assets and Liabilities of Consolidated Subsidiaries Etc.

By use of fair value accounting method for the assets and liabilities of consolidated subsidiaries etc.

9. Method and Period of Amortization of Consolidation Goodwill

Consolidation goodwill is amortized over the period during which such effect occurs.

10. Methods of Handling Accounting for Consumption Taxes etc.

By use of the net of tax method.

(Changes in Accounting Policies)

Accounting Standards Concerning Impairment of Fixed Assets

Starting from the current consolidated fiscal year, Accounting Standards for Impairment of Fixed Assets (a statement of opinion regarding establishment of accounting standards for impairment of fixed assets issued by the Business Accounting Council on August 9, 2002) and Guidance for Accounting Standards for Impairment of Fixed Assets (Corporate Accounting Standards Application Guideline No. 6 dated October 31, 2003) are being applied. In consequence of this, operating loss decreased by 101 million yen, ordinary income increased by 101 million yen, and net income before tax decreased by 224 million yen.

The amount of cumulative impairment loss has been directly excluded from the amount of each asset.

(Changes in Presentation: Consolidated Balance Sheet)

Accessory equipment, which was included in "Other" under fixed assets in the immediately preceding consolidated fiscal year, is presented as "Buildings and accessory equipment" from the current consolidated fiscal year.

The amount of "Buildings and accessory equipment" in the immediately preceding consolidated fiscal year was 4,182 million yen.

"Allowance for employees' bonuses", which was included in "Other" under current liabilities in the immediately preceding consolidated fiscal year, is presented separately from the current consolidated fiscal year. Furthermore, "Allowance for retirement benefit" and "Allowance for directors' retirement bonus", which were included in "Other" under fixed liabilities in the immediately preceding consolidated fiscal year, are presented separately from the current consolidated fiscal year.

(Notes to Consolidated Balance Sheet)

1. Amounts are indicated after rounding down to the nearest million yen.
2. Cumulative amount of depreciation of tangible fixed assets:7,137 million yen

(Notes to Consolidated Statement of Income)

1. Amounts are indicated after rounding down to the nearest million yen.
2. Net income per share: 162 yen 56 sen
3. Impairment loss

During the current consolidated fiscal year, the Group reported impairment loss concerning the following asset group:

Location: Aomi Broadcasting Center (Koto-ku, Tokyo)

Use: data broadcasting facilities

Type: machinery and equipment, software etc.

The Group separates assets into groups for management by business category, using the segmentation method related to some new businesses.

The data broadcasting business, which was considered to be a new business, did not appear to be viable, and accordingly it was decided to terminate services. The book value of this asset group was written down to the amount considered to be recoverable, and the impairment loss on said reduced amount (326 million yen) was reported as an extraordinary loss. The breakdown of this amount is 178 million yen for machinery and equipment, 147 million yen for software and 1 million yen for others.

The realizable price for this asset group was determined based upon net sales price, but as these were unusual assets not suitable for other uses, they were not considered to be salable at any price.

Copy of Audit Report of the Accounting Auditor for Consolidated Financial Statements

AUDIT REPORT

May 8, 2006

Mr. Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.

Tohmatsu & Co.

Katsuji Hayashi (Seal)
Certified Public Accountant
Senior Partner

Kohei Kan (Seal)
Certified Public Accountant
Partner

Kenichi Iino (Seal)
Certified Public Accountant
Senior Partner

We have audited, pursuant to the provisions of Article 19-2, Paragraph 3 of "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations", the consolidated financial statements consisting of the consolidated balance sheet and the consolidated statement of income of SKY Perfect Communications Inc. ("the Company") for the 12th fiscal year from April 1, 2005 to March 31, 2006. It is the responsibility of the management of the Company to prepare these consolidated financial statements, while our responsibility is to express our opinion on the consolidated financial statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted in Japan. Such auditing standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supporting schedules by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. The audit included audit procedures for subsidiaries as deemed necessary by us.

As a result of our audit, we are of the opinion that the consolidated balance sheet and the consolidated statement above mentioned present fairly the financial position and the results of operations of the Group which consists of the Company and its subsidiaries in conformity with the laws and regulations and the Company's Articles of Incorporation.

As is set forth in Alteration of Accounting Principles, the Company and its subsidiaries have adopted accounting standards relating to impairment of fixed assets since the current fiscal year, which is due and proper, with such adoption conforming to the implementation of new accounting standards.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or engagement partners.

Copy of Audit Report of the Board of Statutory Auditors for Consolidated Financial Statements

AUDIT REPORT

We as the Board of Statutory Auditors have prepared this Audit Report after receiving reports on auditing methods and results from each Statutory Auditor in connection with the consolidated financial statements (the consolidated balance sheet and the consolidated statement of income) for the 12th fiscal year from April 1, 2005 to March 31, 2006, and upon consultation hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

Each Statutory Auditor, in accordance with the auditing principles and assignment among such Auditors prescribed by the Board of Statutory Auditors, has received reports and explanations from the Directors and others and the Accounting Auditor in connection with the consolidated financial statements, worked in liaison with the auditors of the subsidiaries, received accounting reports from subsidiaries and consolidated subsidiaries whenever necessary, and investigated at the offices of such subsidiaries and consolidated subsidiaries the conduct of business and the condition of properties.

2. Results of Audit

(1) The methods and results of the audit by the Independent Accountants, Tohmatsu & Co., are due and proper;

(2) As a result of the investigation into the subsidiaries and the consolidated subsidiaries, there is no matter which is required to be pointed out by us in connection with the consolidated financial statements.

May 11, 2006

Board of Statutory Auditors
SKY Perfect Communications Inc.

Yoshiki Hirowatari (Seal)
Full-time Statutory Auditor

Ryosuke Tsuruma (Seal)
Full-time Statutory Auditor

Tamotsu Iba (Seal)
Statutory Auditor

Masao Sakai (Seal)
Statutory Auditor

Nobuyuki Kaneko (Seal)
Statutory Auditor

(Note) Mr. Yoshiki Hirowatari, Mr. Ryosuke Tsuruma, Mr. Masao Sakai and Mr. Nobuyuki Kaneko and Mr. Fumiharu Shinoda are outside Statutory Auditors as required under paragraph 1, Article 18 of the now-defunct "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations".

7. Matters Concerning Persons to Become Directors of "SKY Perfect JSAT Corporation"

The persons to become Directors of "SKY Perfect JSAT Corporation" are as follows:

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Masanori Akiyama (November 29, 1947)	Apr. 1970	Joined ITOCHU Corporation	(1) 26.5 shares (2) 0 shares (3) 106 shares
	Apr. 1997	General Manager, Aerospace, Electronics and Multimedia Company, ITOCHU Corporation	
	Jan. 1999	Counsel, ITOCHU Corporation	
	Mar. 1999	Joined JSAT Corporation	
	Jun. 1999	Director, JSAT Corporation	
	Jun. 2000	Senior Executive Officer, JSAT Corporation	
	Aug. 2001	Chairman & CEO, JSAT International Inc.	
	Aug. 2001	Chief Officer, Horizons Satellite LLC	
	Jun. 2003	Director, Senior Executive Officer, JSAT Corporation	
	Apr. 2004	Director, Senior Executive Officer, Market Development Group Manager, JSAT Corporation	
	Jun. 2006	Director, Senior Managing Executive Officer, Market Development Group Manager, JSAT Corporation (present)	

[81]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Masato Nito (May 11, 1955)	Apr. 1981	Joined Mitsui Engineering and Shipbuilding Co., Ltd.	(1) 3 shares (2) 40 shares (3) 52 shares
	Aug. 1989	Joined Japan Communications Satellite Company, Inc. (currently JSAT Corporation)	
	Nov. 1994	Assistant Manager of Marketing Division and Planning Management Division, DMC Planning Inc. (currently SKY Perfect Communications Inc.)	
	Apr. 1997	Director in charge of Corporate Planning and Business Planning, PerfecTV Corporation (currently SKY Perfect Communications Inc.)	
	May 1998	Director, PerfecTV Corporation	
	Dec. 1999	Director, SN Planning (currently Data Network Center Corporation)	
	Jun. 2000	Director, JSAT Corporation Managing Director, SKY Perfect Communications Inc.	
	Jun. 2003	Representative Director & President, Opticast Inc.	
	Jun. 2004	Director, Opticast Inc.	
	Jun. 2005	Representative Director & President, Multi Channel Entertainment Inc.	
	Nov. 2005	Director, Index Corporation (currently Index Holdings)	
	Jan. 2006	Representative Director & President, Opticast Marketing Inc.	
	Jun. 2006	President and Representative Director, SKY Perfect Communications Inc. (present)	

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Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Ryoji Hirabayashi (November 13, 1950)	Apr. 1974	Joined The Fuji Bank, Ltd.	(1) 0 shares (2) 7 shares (3) 7 shares
	Apr. 1991	Assistant Manager, Business Division II, Head Office, The Fuji Bank, Ltd.	
	Jul. 1993	Assistant Manager, Information Development Division, The Fuji Bank, Ltd.	
	Apr. 1996	Counsel, International Administrative Division, The Fuji Bank, Ltd.	
	May 1996	General Manager, Dusseldorf Branch, The Fuji Bank, Ltd.	
	Oct. 1999	General Manager, Sales Channel Development Division, The Fuji Bank, Ltd.	
	Nov. 2000	General Manager, Shinjuku Shintoshin Corporate Banking Division, The Fuji Bank, Ltd. General Manager, Shinjuku Shintoshin Branch, The Fuji Bank, Ltd.	
	Oct. 2001	Counsel, International Division, The Fuji Bank, Ltd.	
	Nov. 2001	General Manager, New York Branch, The Fuji Bank, Ltd.	
	Apr. 2002	General Manager, Americas Corporate Banking Division No.2, Mizuho Corporate Bank, Ltd.	
	Mar. 2003	General Manager, International Business Administrative Division, Mizuho Corporate Bank, Ltd.	
	Apr. 2003	General Manager, Securities and Investment Banking Division, Mizuho Bank, Ltd.	
	Sep. 2003	Senior Executive Officer, Mizuho Capital Co., Ltd.	
	Mar. 2004	Managing Director, Mizuho Capital Co., Ltd.	
	Jun. 2005	Managing Director, SKY Perfect Communications Inc. (present) Director, Opticast Inc. (present)	
	Jan. 2006	Director, Opticast Marketing Inc. (present)	
	May 2006	Director, Nikkatsu Corporation (present)	

[83]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Hiroo Sumitomo (December 31, 1951)	Apr. 1975	Joined Sumitomo Corporation	(1) 4 shares (2) 0 shares (3) 16 shares
	Jun. 1980	Office Worker, Sumitomo Corporation of America	
	Feb. 1987	Assistant to Manager, Information & Industry Planning Development Dept., Sumitomo Corporation	
	Feb. 1991	Manager, Corporate Planning Dept., Satellite Japan Corporation	
	Aug. 1993	Assistant to Manager, Satellite Communication Business Dept., Sumitomo Corporation	
	Apr. 1999	Assistant Manager, CATV & Satellite Dept., Sumitomo Corporation	
	Aug. 2002	Joined JSAT Corporation Assistant General Manager, Business Development Group	
	Nov. 2002	Assistant General Manager, Market Development Group, JSAT Corporation	
	Jun. 2003	Executive Officer, Market Development Group, General Manager, Broadcast Business Div., JSAT Corporation	
	Jun. 2006	Senior Executive Officer, Market Development Group General Manager, Broadcast Business Div., JSAT Corporation (present)	

[84]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Iwao Nakatani (January 22, 1942)	Oct. 1991	Professor, Hitotsubashi University	(1) 0 shares (2) 0 shares (3) 0 shares
	Jun. 1999	Director, Sony Corporation	
	Apr. 2000	Director of Research, SRIC Corp. (currently Mitsubishi UFJ Research and Consulting Co. Ltd.) (present)	
	Jun. 2000	Director, JSAT Corporation (present)	
	Oct. 2000	Director, ASKUL Corporation (present)	
	Sep. 2001	President, TAMA University (present)	
	Mar. 2003	Director, WDI Corporation (present)	
	Jun. 2005	Director, The Fuji Fire And Marine Insurance Company, Limited (present)	
Masakatsu Mori (January 22, 1947)	Apr. 1969	Joined Arthur Andersen & Co. (currently Accenture Japan Ltd)	(1) 0 shares (2) 13 shares (3) 13 shares
	May 1971	Qualified as Certified Public Accountant	
	Sep. 1981	Partner, Arthur Andersen & Co. (currently Accenture Japan Ltd)	
	Feb. 1989	President, Andersen Consulting (currently Accenture Japan Ltd) Board Member, Andersen Consulting (Global) (currently Accenture)	
	Apr. 2003	Chairman & Representative Director, Accenture Japan Ltd	
	Jun. 2005	Director, SKY Perfect Communications Inc. (present)	
	Sep. 2005	Chairman & Director, Accenture Japan Ltd (present)	

[85]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Jun Murai (March 29, 1955)	Aug. 1984	Assistant, Computer Center, Tokyo Institute of Technology	(1) 0 shares (2) 0 shares (3) 0 shares
	Apr. 1987	Assistant, Computer Center, The University of Tokyo	
	Apr. 1990	Assistant Professor, Faculty of Environmental Information, Keio University	
	Apr. 1994	Assistant Professor, Graduate School of Media and Governance, Keio University	
	Apr. 1997	Professor, Faculty of Environmental Information, Keio University (present)	
	Apr. 1997	Professor, Graduate School of Media and Governance, Keio University (present)	
	Apr. 1999	Executive Director, Keio Research Institute at SFC, Keio University	
	Jun. 1999	Director, SOFTBANK Corp. (present)	
	Dec. 2000	Director and President, InternetNode, Inc.	
	Mar. 2001	Director, Academy Capital Investments, Inc. (present)	
	Jun. 2002	Chairman & Director, InternetNode, Inc. (present)	
	May 2005	Vice-President, Keio University (present)	
	Sept. 2006	Director, Global Knowledge Network Japan, Ltd. (present)	

[86]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Hiromasa Otsuka (December 7, 1950)	Apr. 1973	Joined Sony Corporation	(1) 0 shares (2) 0 shares (3) 0 shares
	Jan. 1980	Transferred to Sony Corporation of America	
	Nov. 1991	General Manager, Consumer Video Business Strategy Planning Department, Sony Corporation	
	Jul. 1996	Senior Vice President, New Business Development, Sony Electronics Inc. (U.S.A.)	
	Jan. 1998	Vice President, Digital Network Solutions Company, Sony Corporation	
	Apr. 2000	President, eSONY Development Group, Sony Corporation	
	Apr. 2001	President, Broadband Network Center, Sony Corporation	
	Jun. 2002	Executive Officer, Sony Corporation	
	Mar. 2003	President & CEO, AII Inc. (present)	
	Jun. 2003	Executive Officer, Sony Corporation	
	Jun. 2005	SVP, Corporate Executive, Sony Corporation (present) Representative Director & President, Broadcast Media Corporation	
	May 2006	Senior General Manager, Business Strategy Office, Sony Corporation (present) Deputy President, Personal Solutions Business Group, Sony Corporation (present)	
	Oct. 2006	Senior General Manager, FeliCa Business Division, Sony Corporation (present)	
	Nov. 2006	General Manager, FeliCa Business Division, Sony Corporation (present)	

[87]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Kazunobu Iijima (January 4, 1947)	Apr. 1972	Joined Mitsubishi Corporation	(1) 0 share (2) 1 shares (3) 1 share
	Jun. 1991	Director, Marketing Div., Space Communication Corporation	
	Apr. 1995	Div. MGR , Media & Broadcasting Div., Mitsubishi Corporation	
	May 1997	Joined Fuji Television Network, Inc.	
	Jun. 1997	Managing Director, Broadcasting Div., Japan Sky Broadcasting Co., Ltd. (currently SKY Perfect Communications Inc.)	
	Jun. 1999	Chief, Management Planning Division, Fuji Television Network, Inc.	
	Jun. 2006	Executive Managing Director, Fuji Television Network, Inc. (present)	

[88]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Shigeru Ikeda (March 4, 1941)	Apr. 1964	Joined Nippon Telegraph and Telephone Public Corporation	(1) 0 shares (2) 0 shares (3) 0 shares
	Jan. 1989	General Manager, Asset Management Dpt. Affiliated Companies Headquarters, Nippon Telegraph and Telephone Corporation	
	Jun. 1991	Executive Manager, Personnel Dpt., Nippon Telegraph and Telephone Corporation	
	Jun. 1992	Director, Executive Manager, Personnel Dpt., Nippon Telegraph and Telephone Corporation	
	Jun. 1994	Director, Senior Executive Manager, Production Planning Dpt., Nippon Telegraph and Telephone Corporation	
	Jul. 1995	Director, Executive Manager, Multimedia Business Dpt., Nippon Telegraph and Telephone Corporation	
	Jun. 1996	Managing Director, Executive Manager, Multimedia Business Dpt., Nippon Telegraph and Telephone Corporation	
	Jun. 1997	Managing Director, Senior Executive Manager, Multimedia Service Promotion Headquarters, Nippon Telegraph and Telephone Corporation	
	Jun. 1998	Advisor, Nippon Telegraph and Telephone Corporation	
	Apr. 1999	President & CEO, NTT-ME Co.	
	Jul. 2002	Managing Director, Communications and Information network Association of Japan	
	Sep. 2006	Advisor, NTT Resonant Inc. (present)	

[89]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Kohei Manabe (January 20, 1934)	Apr. 1956	Joined Nippon Television Network Corporation	(1) 0 shares (2) 0 shares (3) 0 shares
	Jun. 1985	Director, Nippon Television Network Corporation	
	Jun. 1992	Executive Managing Director, Nippon Television Network Corporation	
	May 1994	Senior Executive Managing Director, Nippon Television Network Corporation	
	Jun. 2001	Representative Director, Vice Chairman, Nippon Television Network Corporation	
	Jun. 2003	Director, JSAT Corporation (present)	
	Nov. 2003	Representative Director, President, Nippon Television Network Corporation	
	Jun. 2005	Representative Director, Corporate Advisor, Nippon Television Network Corporation (present)	

(Notes)

1. Mr. Hiromasa Otsuka, the candidate for Director, is the President & CEO of AII Inc. SKY Perfect Communications Inc. has a business relationship with the said company, including services to generate/convert materials relating to digital data broadcasting in the 110 degree CS broadcasting service.

   Mr. Kohei Manabe, the candidate for Director, is a Representative Director of Nippon Television Network Corporation. The Company has a business relationship with the said company including the provision of telecommunication services. SKY Perfect Communications Inc. has a business relationship with the said company, including broadcast program transmitting service and customer management service relating to the said company's broadcast service on "SKY PerfecTV!", the platform service operated by SKY Perfect Communications Inc.

   Other candidates for Director do not have any special interest in the Company and SKY Perfect Communications Inc., and it is not within contemplation that any special interest in "SKY Perfect JSAT Corporation" will arise.

2. All six persons, Mr. Iwao Nakatani, Mr. Masakatsu Mori, Mr. Jun Murai, Mr. Hiromasa Otsuka, Mr. Shigeru Ikeda, and Mr. Kohei Manabe are candidates for Outside Director.

3. Reasons for appointing as Outside Directors

   (1) Mr. Iwao Nakatani, the candidate for Director, is an Outside Corporate Director of the Company and also Chairman of the Board Counselor of Mitsubishi UFJ Research and Consulting Co. Ltd., President of TAMA University, and a director in several companies including ASKUL Corporation. We expect him to apply the distinguished expertise that he has cultivated in the fields of economics and management to the management of "SKY Perfect JSAT Corporation," and we therefore appoint him as a candidate for Outside Director.

   (2) Mr. Masakatsu Mori, the candidate for Director, is an Outside Director of SKY Perfect Communications Inc. and also Chairman & Director of Accenture Japan Ltd, having served as Chairman & Representative Director of the same company. We expect him to apply the extensive knowledge and experience, etc. that he has cultivated to the management of "SKY Perfect JSAT Corporation," and we therefore appoint him as a candidate for Outside Director.

   (3) Mr. Jun Murai, the candidate for Director, is a Professor of Keio University. We expect him to apply the extensive expert knowledge that he has cultivated to the management of "SKY Perfect JSAT Corporation," and we therefore appoint him as a candidate for Outside Director.

   (4) Mr. Hiromasa Otsuka, the candidate for Director, served as an Executive Officer of Sony Corporation and the Representative Director & President of Broadcast Media Corporation, and is currently the President & CEO of AII Inc. We expect him to apply the expert knowledge related to the broadcast industry and telecommunication industry that he has cultivated to the management of "SKY Perfect JSAT Corporation," and we therefore appoint him as a candidate for Outside Director.

   (5) Mr. Shigeru Ikeda, the candidate for Director, served as Managing Director of Nippon Telegraph and Telephone Corporation and the President & CEO of NTT-ME Co., and is currently an Advisor of NTT Resonant Inc. We expect him to apply the extensive management experience and industry knowledge that he has cultivated to the management of "SKY Perfect JSAT Corporation," and we therefore appoint him as a candidate for Outside Director.

   (6) Mr. Kohei Manabe, the candidate for Director, is an Outside Director of the Company and also a Representative Director and Corporate Advisor of Nippon Television Network Corporation. We expect him to apply the extensive management experience and industry knowledge that he has cultivated to the

[91]

management of "SKY Perfect JSAT Corporation," and we therefore appoint him as a candidate for Outside Director.

4. Limited liability agreement with candidates for Outside Director
"SKY Perfect JSAT Corporation" plans to enter into an agreement with each candidate for Outside Director limiting the damages compensation liability of the candidate for Outside Director in accordance with paragraph 1, Article 427 of the Company Law; provided, however, that the limited liability amount pursuant to such agreement shall be the higher amount of either (a) an amount determined in advance which is 10 million yen or higher, or (b) the amount provided by law.

8. Matters Concerning Persons to Become Corporate Auditors of "SKY Perfect JSAT Corporation"

The persons to become Corporate Auditors of "SKY Perfect JSAT Corporation" are as follows:

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares Allocated
Shoichi Kameyama (November 19, 1946)	Apr. 1970	Joined Mitsui & Co. Ltd.	(1) 6 shares (2) 0 shares (3) 24 shares
	Jul. 1976	Mitsui & Co. Ltd. Jakarta Office	
	Nov. 1983	Assistant General Manager of Steel & Machinery Dept., Mitsui & Co. (U.S.A) INC. Seattle Office	
	Oct. 1991	General Manager of Business 3rd Div. of Automotive 1st Div., Mitsui & Co. Ltd.	
	Oct. 1995	General Manager of Automotive 2nd Div., Mitsui & Co. Ltd.	
	Feb. 1999	General Manager, Mitsui & Co. Ltd. Manila Branch	
	Jun. 2003	Corporate Auditor, JSAT Corporation (present)	

[92]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.	(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares Allocated
Ryosuke Tsuruma (April 30, 1948)	Apr. 1971 Joined ITOCHU Corporation Apr. 1993 Deputy Manager, Osaka Audit Department, Internal Audit Division, ITOCHU Corporation Oct. 1994 Manager, Machinery/Aerospace & Electronics/Construction Department, Internal Audit Division, ITOCHU Corporation Jul. 1995 ITOCHU International Inc. New York Office Feb. 2000 Deputy General Manager, Internal Audit Division, ITOCHU Corporation Apr. 2001 Manager, No.4 Department, Internal Audit Division, ITOCHU Corporation Jun. 2001 General Manager, Risk Management Division, ITOCHU Corporation Jun. 2004 Corporate Auditor, SKY Perfect Communications Inc. (present) Corporate Auditor, Data Network Center Corporation (present) Mar. 2005 Corporate Auditor, Pay Per View Japan, Inc. (present) Jun. 2005 Corporate Auditor, Opticast Inc. (present)	(1) 0 shares (2) 0 shares (3) 0 shares

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares Allocated
Toshiaki Katsushima (August 9, 1939)	Mar. 1963	Joined CPA Shouzou Tatsumi Firm (later Deloitte Haskins and Sells)	(1) 0 shares (2) 0 shares (3) 0 shares
	Sep. 1965	Registered Certified Public Accountant	
	Jan. 1966	Registered Certified Public Tax Accountant	
	Jun. 1981	Partner, Deloitte Haskins and Sells (currently Tohmatsu & Co.)	
	Jun. 1990	Representative, Katsushima & Co.	
	Oct. 2003	Toshiaki Katsushima Firm (CPA, CTA) (present)	
	Apr. 2004	Visiting Professor (full-time), Waseda University, Graduate School of Finance, Accounting & Law (present)	
	Apr. 2004	Part-Time Inspector, Yamaguchi University (present)	
	Jun. 2005	Corporate Auditor, Tokyo Stock Exchange, Inc. (present)	
	Jun. 2005	Corporate Auditor, JSAT Corporation (present)	
	Mar. 2006	Corporate Auditor, Net Mile Incorporated (present)	
	Jun. 2006	Corporate Auditor, Avex Group Holdings Inc. (present)	

[94]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of Sky Perfect's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares Allocated
Kenichiro Tanaka (October 5, 1955)	Apr. 1979	Joined Tokyo Broadcasting System Incorporated	(1) 0 shares (2) 0 shares (3) 0 shares
	Jul. 1997	Deputy Vice-president, Accounting Department of Finance Division, Tokyo Broadcasting System Incorporated	
	Jun. 2001	Corporate Auditor, TBS Kikaku Co., Ltd. (present)	
	Jan. 2003	General Manager, Department of Corporate Planning, Tokyo Broadcasting System Incorporated (present)	
	Jun. 2003	Corporate Auditor, Nichion, Inc. (present)	

(Notes)

1. No candidate has any special interest in the Company and SKY Perfect Communications Inc., and it is not within contemplation that any special interest in "SKY Perfect JSAT Corporation" will arise.

2. Each of Mr. Shoichi Kameyama, Mr. Ryosuke Tsuruma, Mr. Toshiaki Katsushima, and Mr. Kenichiro Tanaka, the candidate for Corporate Auditor, is a candidate for Outside Corporate Auditor.

3. Reasons for appointing as Outside Corporate Auditors
   (1) Mr. Shoichi Kameyama, the candidate for Corporate Auditor, is an Outside Corporate Auditor of the Company. Based on this experience, for the purposes that the Board of Directors of "SKY Perfect JSAT Corporation" receive useful advice and "SKY Perfect JSAT Corporation" be neutrally audited with respect to lawfulness of the conduct of management, etc., we appoint him as a candidate for Outside Corporate Auditor.

   (2) Mr. Ryosuke Tsuruma, the candidate for Corporate Auditor, is an Outside Corporate Auditor of SKY Perfect Communications Inc. Based on this experience, for the purposes that the Board of Directors of "SKY Perfect JSAT Corporation" receive useful advice and "SKY Perfect JSAT Corporation" be neutrally audited with respect to lawfulness of the conduct of management, etc., we appoint him as a candidate for Outside Corporate Auditor.

(3) Mr. Toshiaki Katsushima, the candidate for Corporate Auditor, is an Outside Corporate Auditor of the Company. Based on his distinguished expertise in accounting and tax and extensive audit experience, for the purposes that the Board of Directors of "SKY Perfect JSAT Corporation" receive useful advice and "SKY Perfect JSAT Corporation" be neutrally audited with respect to lawfulness of the conduct of management, etc., we appoint him as a candidate for Outside Corporate Auditor.

(4) Mr. Kenichiro Tanaka, the candidate for Corporate Auditor, is a General Manager, Department of Corporate Planning of Tokyo Broadcasting System Incorporated. Based on his wide discernment regarding broadcasting, for the purposes that the Board of Directors of "SKY Perfect JSAT Corporation" receive useful advice and "SKY Perfect JSAT Corporation" be neutrally audited with respect to lawfulness of the conduct of management, etc., we appoint him as a candidate for Outside Corporate Auditor.

4. Limited liability agreement with candidates for Outside Corporate Auditor
"SKY Perfect JSAT Corporation" plans to enter into an agreement with each candidate for Outside Corporate Auditor limiting the damages compensation liability of the candidate for Outside Corporate Auditor in accordance with paragraph 1, Article 427 of the Company Law; provided, however, that the limited liability amount pursuant to such agreement shall be the higher amount of either (a) an amount determined in advance which is 10 million yen or higher, or (b) the amount provided by law.

9. Matters concerning a person to become an accounting auditor of "SKY Perfect JSAT Corporation"

The person to become an accounting auditor of "SKY Perfect JSAT Corporation" is as follows:

(As of September 30, 2006)

Name	Deloitte Touche Tohmatsu	
Location of Principal Office	MS Shibaura Building, 13-23, Shibaura 4-chome, Minato-ku, Tokyo	
Summary	Partners: 429 certified public accountants Counsels: 22 people Personnel: 1,362 certified public accountants, 1,126 assistant certified public accountants, 481 other professionals and 326 office workers Offices: 29 domestic offices Liaison offices: 10 domestic offices	
History	May 1968	Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu) was established.
	May 1975	Became part of Touche Ross International (TRI)

	Oct. 1986	Tohmatsu Awoki & Co. and Sanwa & Co. (established in June 1973) merged into Tohmatsu Awoki & Sanwa.
	Apr. 1988	Merged with Marunouchi & Co. (established in December 1968)
	Oct. 1988	Merged with Nishikata Audit Corporation (established in August 1969) and Sapporo Dai-ichi kaikei Audit Corporation (established in April 1976)
	Jan. 1990	Deloitte Haskins and Sells International and Touche Ross International merged, changing its international name to Deloitte & Touche Tohmatsu.
	Feb. 1990	Merged with Mita Audit Corporation (established in June 1985) and changed its name to Tohmatsu & Co.
	Jun. 2000	The integration stage of Deloitte & Touche Tohmatsu commenced and Tohmatsu & Co. participated therein.
	Apr. 2001	Merged with SAN-AI Audit Corporation (established in May 1983).
	Jul. 2002	Merged with Seiwa Audit Corporation (established in 1974).
	Dec. 2002	Dissolved the capital tie with, and completely separated from, Deloitte Tohmatsu Consulting (currently ABeam Consulting, Ltd.).
	Apr. 2004	Changed its English legal name to Deloitte Touche Tohmatsu.

10. Matters concerning resolutions of this agenda item

With regard to this agenda item, resolutions shall become effective upon the (a) approval of shareholders' meetings provided in Article 8 (Shareholders' Meeting to Approve the Share Transfer Plan) of the Share Transfer Plan by both the Company and Sky Perfect, and (b) approval of the relevant authorities, etc. provided for by law.

The resolutions of this agenda item may lose effect if the effect of the Share Transfer becomes null and void or if the Share Transfer is suspended, according to the provisions in Article 12 (Effect of the Plan) or Article 13 (Amendment of the Share Transfer Conditions and Suspension of the Share Transfer) of the Share Transfer Plan.

Agenda Item No. 2 Partial Amendment of the Articles of Association

1. Reason for amendment

If the Agenda Item No. 1 "Establishment of an Wholly owning Parent Company by Share Transfer" is approved, the only shareholder of the Company shall be the wholly owning parent company from the share transfer date. In connection therewith, for the purpose of enabling the ordinary general meeting of shareholders to be held flexibly, the system of record date for the shareholders' meeting shall be abolished and Article 12 (Record Date for Ordinary General Meeting of Shareholders) of the current articles of association shall be deleted.

In connection with this amendment, the numbering of Article 13 and each article thereafter shall be moved up accordingly.

However, this proposed amendment shall be subject to the approval of the Agenda Item No.1.

2. Details of the amendment

The details of the amendment are as follows:

(Underline indicates the proposed amendment)

Current Articles of Association	Proposed Amendment
Article 12 (Record Date for Ordinary General Meeting of Shareholders) The record date for the voting rights of the ordinary general meeting of shareholders of the Company shall be March 31 each year.	(Deletion)
Article 13	Article 12 Each following article shall be moved up.

ACCESS MAP FOR EXTRAORDINARY SHAREHOLDERS' MEETING

Place:	13-1 Takanawa 3-chome, Minato-ku, Tokyo The Prince Room, First Underground Floor, Takanawa Prince Hotel
By Train:	JR and Keihin Kyuko-Lines About 9 minutes walk from Shinagawa Station (Takanawa exit). Toei Asakusa-Line About 7 minutes walk from Takanawadai Station.


New Takanawa Prince Hotel
International Convention Center
Takanawa Prince Hotel
Takanawa Prince Hotel Sakura Tower
Takanawa Prince Complex is only a 5 minute walk from JR Shinagawa Station

Details of the Share Transfer Plan Stock Acquisition Rights (*kabushiki iten keikaku shinkabu yoyaku ken*) and the Stock Acquisition Rights delivered upon Share Transfer in lieu of the Share Transfer Plan Stock Acquisition Rights by the Company becoming Wholly Owning Parent Company as provided in Schedules 2 through 19

Schedule 2

Details of First Series Stock Acquisition Rights
Issued by SKY Perfect Communications Inc.

1. Corporate name

SKY Perfect Communications Inc. (the "Company")

2. Class and number of shares to be acquired upon exercise of the stock acquisition rights

1,644 shares of common stock in the Company

If the Company carries out a stock split or stock consolidation, the number of shares to be acquired upon exercise of stock acquisition rights shall be adjusted using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

Number of shares after adjustment	=	Number of shares before adjustment	x	Ratio of stock split or consolidation

If the Company carries out a merger or consolidation of the Company with another company, or if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), the Company may adjust the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised as deemed reasonably necessary.

3. Total number of the stock acquisition rights to be issued

1,644 units (one share per stock acquisition right; provided, however that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 2 above.)

4. Issue price and issue date of each stock acquisition right

Each stock acquisition rights shall be issued at no cost and the issue date shall be December 1, 2002.

5. Amount to be paid upon exercise of stock acquisition rights

The amount to be paid upon exercise per stock acquisition right ("Exercise Price") shall be an amount equal to 105,436 yen, which is the Exercise Price per share, multiplied by the number of shares to be issued per stock acquisition right provided in Section 3 above.

If, after the issue date of stock acquisition rights, the Company issues new shares or disposes of treasury stock at a price less than the market price (excluding any exercise of preemptive rights or stock acquisition rights), the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen. The "Number of issued shares" used in the following formula is the total number of issued shares of the Company less the number of treasury stock held by the Company.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Exercise price per share or disposal price}}{\text{Stock price per share before new issuance or disposal of shares}}}{\text{Number of issued shares} + \text{Number of shares newly issued or disposed of}}$$

If, after the issue date of stock acquisition, the Company carries out a stock split or stock consolidation, the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the issue date of stock acquisition rights, the Company carries out a merger or consolidation of the Company with another company, if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), or when the Exercise Price per share requires any other adjustment in relation to such events, the Company may adjust the Exercise Price per share as deemed reasonably necessary.

6. Exercise period of stock acquisition rights

From December 1, 2004 to November 30, 2008

7. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights may exercise them even after that person loses his or her position as a director or an employee of the Company; provided, however, that if any of the following applies to such holder of stock acquisition rights, he or she may not exercise stock acquisition rights thereafter.
   (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
   (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company.

(b) If a person who is allocated stock acquisition rights dies, his or her successor may exercise them. The conditions of exercise of rights by such successor shall be as set out in the agreement described in (d) below.

(c) A person who is allocated stock acquisition rights may not transfer, pledge or otherwise dispose of the allocated stock acquisition rights to any third party.

(d) Other conditions of exercising rights shall be as set out in an agreement executed between the Company and the person who is allocated stock acquisition rights pursuant to the resolution of the board of directors.

8. Causes and conditions of cancellation of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company is approved at a shareholders' meeting, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting, or whenever necessary, the Company may cancel all stock acquisition rights at no cost.

(b) When any person who is allocated stock acquisition rights becomes unable to exercise the rights due to an event set out in Section 7 above, the Company may cancel the stock acquisition rights at no cost.

(c) The Company may cancel the stock acquisition rights acquired and held by the Company that have not been exercised at any time at no cost.

9. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the board of directors.

10. Issue of stock acquisition right certificates

Stock acquisition right certificates shall only be issued upon request by any person who is allocated stock acquisition rights.

11. Portion of the exercise price for shares of common stock of the Company to be issued upon exercise of stock acquisition rights that will not be recorded in the stated capital of the Company

The amount not to be recorded equals the exercise price per share less the amount to be recorded in the stated capital of the Company. The amount to be recorded in the stated capital shall be the amount obtained by multiplying the exercise price per share by 0.5, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

12. Record date for dividends with respect to newly issued shares of common stock of the Company upon exercise of stock acquisition rights

Payment of the first dividend or the distribution of money for the first interim dividend for shares of common stock of the Company issued upon exercise of stock acquisition rights shall be made as though the exercise of the stock acquisition rights became effective on (i) April 1 if the stock acquisition rights were exercised between April 1 and September 30, or (ii) October 1 if the stock acquisition rights were exercised between October 1 and March 31 of the following year.

13. Assumption of obligations by the wholly owning parent company with respect to stock acquisition rights regarding share for share exchange or share transfer under which the Company will become a wholly owned subsidiary and determination policy for the terms and conditions of assumed stock acquisition rights

If the Company engages in a share for share exchange or a share transfer that makes the Company a wholly owned subsidiary, the Company shall cause the company that becomes a wholly owning parent company by such share for share exchange or share transfer ("Wholly Owning Parent Company") to assume the obligations of stock acquisition rights that have not been exercised or cancelled at that time in accordance with the following determination policy ("Determination Policy"). This shall apply only if the Company's shareholders' meeting approves the exchange agreement or transfer proposal that provides for the exchange or transfer to be carried out in accordance with the Determination Policy in relation to the assumption of obligations related to the stock acquisition rights issued by the Company.

(a) Class of shares of the Wholly Owning Parent Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Wholly Owning Parent Company
(b) Number of shares of the Wholly Owning Parent Company to be acquired upon exercise of each stock acquisition right
The number of shares to be acquired reasonably adjusted taking into consideration the conditions of the share for share exchange or share transfer, etc. ("Number of Shares After Assumption").
(c) Amount to be paid upon exercise of the stock acquisition rights
The amount obtained by multiplying the reasonably adjusted exercise price per share by the Number of Shares After Assumption taking into consideration the conditions of share for share exchange or share transfer, etc.
(d) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 6 above and the date of the share for share exchange or share transfer to the expiration date of the exercise period of stock acquisition rights set out in Section 6 above.
(e) Other Conditions of Exercising Stock Acquisition Rights and Causes and Conditions of Cancellation of Stock Acquisition Rights
To be determined in accordance with Sections 7 and 8 above.
(f) Restrictions on the Transfer of the Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the board of directors of the Wholly Owning Parent Company.

14. Location to submit exercise notice of stock acquisition rights
Head office of the Company

15. Payment location upon exercise of the stock acquisition rights
Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

16. Handling of interpretation of terms and conditions and other measures
If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Commercial Code and the objectives of the stock acquisition rights.

Schedule 3

Details of First Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name
SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights
1,644 units
This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of First Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights
1,644 shares of common stock in the Company
The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").
In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.
The Exercise Price shall be 105,436 yen.
If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

[105]

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights

From April 2, 2007 to November 30, 2008

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.
   (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
   (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;
   (iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;
   (iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;
   (v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Any SAR Holder may not split one stock acquisiton right and exercise that right.

(c) [Succession of Stock Acquisition Rights]
   (i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (c) unless before

his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) above shall not be applied.

(ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).
  a. Commencement date of inheritance;
  b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);
  c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of stock acquisition rights).

(iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.
  a. A certified copy of the removal of the SAR Holder;
  b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;
  c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;
  d. Other documents that the Company specifies.

(iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Issue of stock acquisition right certificates
Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares
If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights
Head office of the Company

14. Payment location upon exercise of the stock acquisition rights
Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

15. Total issuable shares of the Company
14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company
(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo
(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo
(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures
If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Schedule 4

Details of Second Series Stock Acquisition Rights
Issued by SKY Perfect Communications Inc.

1. Corporate name
SKY Perfect Communications Inc. (the "Company")

2. Class and number of shares to be acquired upon exercise of the stock acquisition rights
2,909 shares of common stock in the Company
If the Company carries out a stock split or stock consolidation, the number of shares to be acquired upon exercise of stock acquisition rights shall be adjusted using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

Number of shares after adjustment	=	Number of shares before adjustment	x	Ratio of stock split or consolidation

If the Company carries out a merger or consolidation of the Company with another company, or if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), the Company may adjust the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised as deemed reasonably necessary.

3. Total number of the stock acquisition rights to be issued
2,909 units (one share per stock acquisition right; provided, however that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 2 above.)

4. Issue price and issue date of each stock acquisition right
Each stock acquisition rights shall be issued at no cost and the issue date shall be April 1, 2004.

5. Amount to be paid upon exercise of stock acquisition rights
The amount to be paid upon exercise per stock acquisition right ("Exercise Price") shall be an amount equal to 152,000 yen, which is the Exercise Price per share, multiplied by the number of shares to be issued per stock acquisition right provided in Section 3 above.
If, after the issue date of stock acquisition rights, the Company issues new shares or disposes of treasury stock at a price less than the market price (excluding any exercise of preemptive rights or stock acquisition rights), the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen. The "Number of issued shares" used in the following formula is the total number of issued shares of the Company less the number of treasury stock held by the Company.

[110]

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Exercise price per share or disposal price}}{\text{Stock price per share before new issuance or disposal of shares}}}{\text{Number of issued shares} + \text{Number of shares newly issued or disposed of}}$$

If, after the issue date of stock acquisition, the Company carries out a stock split or stock consolidation, the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the issue date of stock acquisition rights, the Company carries out a merger or consolidation of the Company with another company, if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), or when the Exercise Price per share requires any other adjustment in relation to such events, the Company may adjust the Exercise Price per share as deemed reasonably necessary.

6. Exercise period of stock acquisition rights

From April 1, 2006 to March 31, 2010

7. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights may exercise them even after that person loses his or her position as a director or an employee of the Company; provided, however, that if any of the following applies to such holder of stock acquisition rights, he or she may not exercise stock acquisition rights thereafter.
  (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
  (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company.

(b) If a person who is allocated stock acquisition rights dies, his or her successor may exercise them. The conditions of exercise of rights by such successor shall be as set out in the agreement described in (d) below.

(c) A person who is allocated stock acquisition rights may not transfer, pledge or otherwise dispose of the allocated stock acquisition rights to any third party.

(d) Other conditions of exercising rights shall be as set out in an agreement executed between the Company and the person who is allocated stock acquisition rights pursuant to the resolution of the board of directors.

8. Causes and conditions of cancellation of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company is approved at a shareholders' meeting, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting, or whenever necessary, the Company may cancel all stock acquisition rights at no cost.
(b) When any person who is allocated stock acquisition rights becomes unable to exercise the rights due to an event set out in Section 7 above, the Company may cancel the stock acquisition rights at no cost.
(c) The Company may cancel the stock acquisition rights acquired and held by the Company that have not been exercised at any time at no cost.

9. Restrictions on the transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the board of directors.

10. Issue of stock acquisition right certificates
Stock acquisition right certificates shall only be issued upon request by any person who is allocated stock acquisition rights.

11. Portion of the exercise price for shares of common stock of the Company to be issued upon exercise of stock acquisition rights that will not be recorded in the stated capital of the Company
The amount not to be recorded equals the exercise price per share less the amount to be recorded in the stated capital of the Company. The amount to be recorded in the stated capital shall be the amount obtained by multiplying the exercise price per share by 0.5, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

12. Record date for dividends with respect to newly issued shares of common stock of the Company upon exercise of stock acquisition rights
Payment of the first dividend or the distribution of money for the first interim dividend for shares of common stock of the Company issued upon exercise of stock acquisition rights shall be made as though the exercise of the stock acquisition rights became effective on (i) April 1 if the stock acquisition rights were exercised between April 1 and September 30, or (ii) October 1 if the stock acquisition rights were exercised between October 1 and March 31 of the following year.

13. Assumption of obligations by the wholly owning parent company with respect to stock acquisition rights regarding share for share exchange or share transfer under which the Company will become a wholly owned subsidiary and determination policy for the terms and conditions of assumed stock acquisition rights
If the Company engages in a share for share exchange or a share transfer that makes the Company a wholly owned subsidiary, the Company shall cause the company that becomes a wholly owning parent company by such share for share exchange or share transfer ("Wholly Owning Parent Company") to assume the obligations of stock acquisition rights that have not been exercised or cancelled at that time in accordance with the following determination policy ("Determination Policy"). This shall apply only if the shareholders' meeting of the party related to that share for share exchange or share transfer (including the Company) approve the exchange agreement or transfer proposal that provides for the exchange or transfer to be carried out in accordance with the Determination Policy in relation to the assumption of obligations related to the stock acquisition rights issued by the Company.

[112]

(a) Class of shares of the Wholly Owning Parent Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Wholly Owning Parent Company

(b) Number of shares of the Wholly Owning Parent Company to be acquired upon exercise of each stock acquisition right
The number of shares to be acquired reasonably adjusted taking into consideration the conditions of the share for share exchange or share transfer, etc. ("Number of Shares After Assumption").

(c) Amount to be paid upon exercise of the stock acquisition rights
The amount obtained by multiplying the reasonably adjusted exercise price per share by the Number of Shares After Assumption taking into consideration the conditions of share for share exchange or share transfer, etc.

(d) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 6 above and the date of the share for share exchange or share transfer to the expiration date of the exercise period of stock acquisition rights set out in Section 6 above.

(e) Other Conditions of Exercising Stock Acquisition Rights and Causes and Conditions of Cancellation of Stock Acquisition Rights
To be determined in accordance with Sections 7 and 8 above.

(f) Restrictions on the Transfer of the Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the board of directors of the Wholly Owning Parent Company.

14. Location to submit exercise notice of stock acquisition rights

Head office of the Company

15. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

16. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Commercial Code and the objectives of the stock acquisition rights.

Schedule 5

Details of Second Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name

SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights

2,909 units

This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of Second Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights

2,909 shares of common stock in the Company

The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").

In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights

The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.

The Exercise Price shall be 152,000 yen.

If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

[114]

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights

From April 2, 2007 to March 31, 2010

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.
  (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
  (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;
  (iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;
  (iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;
  (v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Any SAR Holder may not split one stock acquisiton right and exercise that right.

(c) [Succession of Stock Acquisition Rights]
  (i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (c) unless before

his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) above shall not be applied.

(ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).
   a. Commencement date of inheritance;
   b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);
   c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of stock acquisition rights).

(iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.
   a. A certified copy of the removal of the SAR Holder;
   b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;
   c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;
   d. Other documents that the Company specifies.

(iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Issue of stock acquisition right certificates
Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares
If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights
Head office of the Company

14. Payment location upon exercise of the stock acquisition rights
Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

15. Total issuable shares of the Company
14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company
(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo
(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo
(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures
If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Schedule 6

Details of Third Series Stock Acquisition Rights
Issued by SKY Perfect Communications Inc.

1. Corporate name

SKY Perfect Communications Inc. (the "Company")

2. Class and number of shares to be acquired upon exercise of the stock acquisition rights

1,158 shares of common stock in the Company

If the Company carries out a stock split or stock consolidation, the number of shares to be acquired upon exercise of stock acquisition rights shall be adjusted using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a merger or consolidation of the Company with another company, or if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), the Company may adjust the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised as deemed reasonably necessary.

3. Total number of the stock acquisition rights to be issued

1,158 units (one share per stock acquisition right; provided, however that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 2 above.)

4. Issue price and issue date of each stock acquisition right

Each stock acquisition rights shall be issued at no cost and the issue date shall be December 1, 2004.

5. Amount to be paid upon exercise of stock acquisition rights

The amount to be paid per stock acquisition right ("Exercise Price") shall be an amount equal to 126,105 yen, which is the Exercise Price per share, multiplied by the number of shares to be issued per stock acquisition right provided in Section 3 above.

If, after the issue date of stock acquisition rights, the Company issues new shares or disposes of treasury stock at a price less than the market price (excluding any exercise of preemptive rights or stock acquisition rights), the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen. The "Number of issued shares" used in the following formula is the total number of issued shares of the Company less the number of treasury stock held by the Company.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Exercise price per share or disposal price}}{\text{Stock price per share before new issuance or disposal of shares}}}{\text{Number of issued shares} + \text{Number of shares newly issued or disposed of}}$$

If, after the issue date of stock acquisition, the Company carries out a stock split or stock consolidation, the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the issue date of stock acquisition rights, the Company carries out a merger or consolidation of the Company with another company, if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), or when the Exercise Price per share requires any other adjustment in relation to such events, the Company may adjust the Exercise Price per share as deemed reasonably necessary.

6. Exercise period of stock acquisition rights

From December 1, 2006 to November 30, 2010

7. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights may exercise them even after that person loses his or her position as a director or an employee of the Company; provided, however, that if any of the following applies to such holder of stock acquisition rights, he or she may not exercise stock acquisition rights thereafter.

(i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;

(ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company.

(b) If a person who is allocated stock acquisition rights dies, his or her successor may exercise them. The conditions of exercise of rights by such successor shall be as set out in the agreement described in (d) below.

(c) A person who is allocated stock acquisition rights may not transfer, pledge or otherwise dispose of the allocated stock acquisition rights to any third party.

(d) Other conditions of exercising rights shall be as set out in an agreement executed between the Company and the person who is allocated stock acquisition rights pursuant to the resolution of the board of directors.

8. Causes and conditions of cancellation of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company is approved at a shareholders' meeting, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting, or whenever necessary, the Company may cancel all stock acquisition rights at no cost.

(b) When any person who is allocated stock acquisition rights becomes unable to exercise the rights due to an event set out in Section 7 above, the Company may cancel the stock acquisition rights at no cost.

(c) The Company may cancel the stock acquisition rights acquired and held by the Company that have not been exercised at any time at no cost.

9. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the board of directors.

10. Issue of stock acquisition right certificates

Stock acquisition right certificates shall only be issued upon request by any person who is allocated stock acquisition rights.

11. Portion of the exercise price for shares of common stock of the Company to be issued upon exercise of stock acquisition rights that will not be recorded in the stated capital of the Company

The amount not to be recorded equals the exercise price per share less the amount to be recorded in the stated capital of the Company. The amount to be recorded in the stated capital shall be the amount obtained by multiplying the exercise price per share by 0.5, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

12. Record date for dividends with respect to newly issued shares of common stock of the Company upon exercise of stock acquisition rights

Payment of the first dividend or the distribution of money for the first interim dividend for shares of common stock of the Company issued upon exercise of stock acquisition rights shall be made as though the exercise of the stock acquisition rights became effective on (i) April 1 if the stock acquisition rights were exercised between April 1 and September 30, or (ii) October 1 if the stock acquisition rights were exercised between October 1 and March 31 of the following year.

13. Assumption of obligations by the wholly owning parent company with respect to stock acquisition rights regarding share for share exchange or share transfer under which the Company will become a wholly owned subsidiary and determination policy for the terms and conditions of assumed stock acquisition rights

If the Company engages in a share for share exchange or a share transfer that makes the Company a wholly owned subsidiary, the Company shall cause the company that becomes a wholly owning parent company by such share for share exchange or share transfer ("Wholly Owning Parent Company") to assume the obligations of stock acquisition rights that have not been exercised or cancelled at that time in accordance with the following determination policy ("Determination Policy"). This shall apply only if the shareholders' meeting of the party related to that share for share exchange or share transfer (including the Company) approve the exchange agreement or transfer proposal that provides for the exchange or transfer to be carried out in accordance with the Determination Policy in relation to the assumption of obligations related to the stock acquisition rights issued by the Company.

(a) Class of shares of the Wholly Owning Parent Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Wholly Owning Parent Company

(b) Number of shares of the Wholly Owning Parent Company to be acquired upon exercise of each stock acquisition right
The number of shares to be acquired reasonably adjusted taking into consideration the conditions of the share for share exchange or share transfer, etc. ("Number of Shares After Assumption").

(c) Amount to be paid upon exercise of the stock acquisition rights
The amount obtained by multiplying the reasonably adjusted exercise price per share by the Number of Shares After Assumption taking into consideration the conditions of share for share exchange or share transfer, etc.

(d) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 6 above and the date of the share for share exchange or share transfer to the expiration date of the exercise period of stock acquisition rights set out in Section 6 above.

(e) Other Conditions of Exercising Stock Acquisition Rights and Causes and Conditions of Cancellation of Stock Acquisition Rights
To be determined in accordance with Sections 7 and 8 above.

(f) Restrictions on the Transfer of the Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the board of directors of the Wholly Owning Parent Company.

14. Location to submit exercise notice of stock acquisition rights
Head office of the Company

15. Payment location upon exercise of the stock acquisition rights
Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

16. Handling of interpretation of terms and conditions and other measures
If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Commercial Code and the objectives of the stock acquisition rights.

Schedule 7

Details of Third Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name
SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights
1,158 units
This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of Third Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights
1,158 shares of common stock in the Company
The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").
In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.
The Exercise Price shall be 126,105 yen.
If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

[123]

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of Issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights

From April 2, 2007 to November 30, 2010

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.
  (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
  (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;
  (iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;
  (iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;
  (v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Holders of stock acquisition rights may exercise all or part of stock acquisition rights allocated in accordance with (i) or (ii) below. Any fraction of a stock acquisition right for the number of exercisable stock acquisition rights shall be rounded up to the nearest whole unit.

(i) Holders of stock acquisition rights may exercise half of the rights allocated from April 2, 2007 to November 30, 2007.

(ii) Holders of stock acquisition rights may exercise all rights allocated from December 1, 2007 to November 30, 2010.

(c) Any SAR Holder may not split one stock acquisiton right and exercise that right.

(d) [Succession of Stock Acquisition Rights]

(i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (d) unless before his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) and (b) above shall not be applied.

(ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).

a. Commencement date of inheritance;

b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);

c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of a stock acquisition rights).

(iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.

a. A certified copy of the removal of the SAR Holder;

b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;

c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;

d. Other ducuments that the Company specifies.

(iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another

existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares

If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights

Head office of the Company

14. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

15. Total issuable shares of the Company

14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Schedule 8

Details of Fourth Series Stock Acquisition Rights
Issued by SKY Perfect Communications Inc.

1. Corporate name
SKY Perfect Communications Inc. (the "Company")

2. Class and number of shares to be acquired upon exercise of the stock acquisition rights
2,599 shares of common stock in the Company
If the Company carries out a stock split or stock consolidation, the number of shares to be acquired upon exercise of stock acquisition rights shall be adjusted using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If, after the issue date of stock acquisition rights, the Company carries out a merger or consolidation of the Company with another company, if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), or when the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised requires any other adjustment in relation to such events, the Company may adjust the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised as deemed reasonably necessary.

3. Total number of the stock acquisition rights to be issued
2,599 units (one share per stock acquisition right; provided, however that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 2 above.)

4. Issue price and issue date of each stock acquisition right
Each stock acquisition rights shall be issued at no cost and the issue date shall be August 1, 2005.

5. Amount to be paid upon exercise of stock acquisition rights
The amount to be paid per stock acquisition right ("Exercise Price") shall be an amount equal to 85,953 yen, which is the Exercise Price per share, multiplied by the number of shares to be issued per stock acquisition right provided in Section 3 above.
If, after the issue date of stock acquisition rights, the Company issues new shares or disposes of treasury stock at a price less than the market price (excluding any exercise of preemptive rights or stock acquisition rights), the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen. The "Number of issued shares" used in the following formula is the total number of issued shares of the Company less the number of treasury stock held by the Company.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Exercise price per share}}{\text{Stock price per share before new issuance or disposal of shares}}}{\text{Number of issued shares} + \text{Number of shares newly issued or disposed of}}$$

If, after the issue date of stock acquisition, the Company carries out a stock split or stock consolidation, the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the issue date of stock acquisition rights, the Company carries out a merger or consolidation of the Company with another company, if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), or when the Exercise Price per share requires any other adjustment in relation to such events, the Company may adjust the Exercise Price per share as deemed reasonably necessary.

6. Exercise period of stock acquisition rights

From August 1, 2007 to July 31, 2011

7. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights may exercise them even after that person loses his or her position as a director or an employee of the Company; provided, however, that if any of the following applies to such holder of stock acquisition rights, he or she may not exercise stock acquisition rights thereafter.

(i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;

(ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company.

(b) If a person who is allocated stock acquisition rights dies, his or her successor may exercise them. The conditions of exercise of rights by such successor shall be as set out in the agreement described in (c) below.

(c) Other conditions of exercising rights shall be as set out in an agreement executed between the Company and the person who is allocated stock acquisition rights pursuant to the resolution of the board of directors.

8. Causes and conditions of cancellation of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company is approved at a shareholders' meeting, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting, or whenever necessary, the Company may cancel all stock acquisition rights at no cost.

(b) When any person who is allocated stock acquisition rights becomes unable to exercise the rights due to an event set out in Section 7 above, the Company may cancel the stock acquisition rights at no cost.

(c) The Company may cancel the stock acquisition rights acquired and held by the Company that have not been exercised at any time at no cost.

9. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the board of directors.

10. Issue of stock acquisition right certificates

Stock acquisition right certificates shall only be issued upon request by any person who is allocated stock acquisition rights.

11. Portion of the exercise price for shares of common stock of the Company to be issued upon exercise of stock acquisition rights that will not be recorded in the stated capital of the Company

The amount not to be recorded equals the exercise price per share less the amount to be recorded in the stated capital of the Company. The amount to be recorded in the stated capital shall be the amount obtained by multiplying the exercise price per share by 0.5, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

12. Record date for dividends with respect to newly issued shares of common stock of the Company upon exercise of stock acquisition rights

Payment of the first dividend or the distribution of money for the first interim dividend for shares of common stock of the Company issued upon exercise of stock acquisition rights shall be made as though the exercise of the stock acquisition rights became effective on (i) April 1 if the stock acquisition rights were exercised between April 1 and September 30, or (ii) October 1 if the stock acquisition rights were exercised between October 1 and March 31 of the following year.

13. Assumption of obligations by the wholly owning parent company with respect to stock acquisition rights regarding share for share exchange or share transfer under which the Company will become a wholly owned subsidiary and determination policy for the terms and conditions of assumed stock acquisition rights

If the Company engages in a share for share exchange or a share transfer that makes the Company a wholly owned subsidiary, the Company shall cause the company that becomes a wholly owning parent company by such share for share exchange or share transfer ("Wholly Owning Parent Company") to assume the obligations of stock acquisition rights that have not been exercised or cancelled at that time in accordance with the following determination policy ("Determination Policy"). This shall apply only if the shareholders' meeting of the party related to that share for share exchange or share transfer (including the Company) approve the exchange agreement or transfer proposal that provides for the exchange or transfer to be carried out in accordance with the Determination Policy in relation to the assumption of obligations related to the stock acquisition rights issued by the Company.

(a) Class of shares of the Wholly Owning Parent Company to be acquired upon exercise of stock acquisition rights

Shares of common stock of the Wholly Owning Parent Company

(b) Number of shares of the Wholly Owning Parent Company to be acquired upon exercise of each stock acquisition right
The number of shares to be acquired reasonably adjusted according to the ratio of share for share exchange or share transfer, etc. ("Number of Shares After Assumption"), and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.
(c) Amount to be paid upon exercise of the stock acquisition rights
The amount reasonably adjusted according to the ratio of share for share exchange or share transfer, etc, and any fraction of a share resulting from such adjustment shall be rounded up to the nearest whole share.
(d) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 6 above and the date of the share for share exchange or share transfer to the expiration date of the exercise period of stock acquisition rights set out in Section 6 above.
(e) Other Conditions of Exercising Stock Acquisition Rights and Causes and Conditions of Cancellation of Stock Acquisition Rights
To be determined in accordance with Sections 7 and 8 above.
(f) Restrictions on the Transfer of the Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the board of directors of the Wholly Owning Parent Company.

14. Location to submit exercise notice of stock acquisition rights
Head office of the Company

15. Payment location upon exercise of the stock acquisition rights
Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

16. Handling of interpretation of terms and conditions and other measures
If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Commercial Code and the objectives of the stock acquisition rights.

Schedule 9

Details of Fourth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name

SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights

2,522 units

This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of Fourth Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights

2,522 shares of common stock in the Company

The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").

In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights

The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.

The Exercise Price shall be 85,953 yen.

If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

[132]

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".
If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights
From August 1, 2007 to July 31, 2011

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.
   (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
   (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;
   (iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;
   (iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;
   (v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Holders of stock acquisition rights may exercise all or part of stock acquisition rights allocated in accordance with (i) or (ii) below. Any fraction of a stock acquisition right for the number of exercisable stock acquisition rights shall be rounded up to the nearest whole unit.

(i) Holders of stock acquisition rights may exercise half of the rights allocated from August 1, 2007 to July 31, 2008.
(ii) Holders of stock acquisition rights may exercise all rights allocated from August 1, 2008 to July 31, 2011.

(c) Any SAR Holder may not split one stock acquisiton right and exercise that right.
(d) [Succession of Stock Acquisition Rights]
   (i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (d) unless before his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) and (b) above shall not be applied.
   (ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).
      a. Commencement date of inheritance;
      b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);
      c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of a stock acquisition rights).
   (iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.
      a. A certified copy of the removal of the SAR Holder;
      b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;
      c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;
      d. Other ducuments that the Company specifies.
   (iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another

existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares

If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights

Head office of the Company

14. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

15. Total issuable shares of the Company

14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Schedule 10

Details of Fifth Series Stock Acquisition Rights
Issued by SKY Perfect Communications Inc.

1. Corporate name

SKY Perfect Communications Inc. (the "Company")

2. Total number of stock acquisition rights

1,180 units

This is the scheduled number of the total number of stock acquisition rights to be allocated, and if the total number of stock acquisition rights to be allocated when application is not made is deducted, the total number of stock acquisition rights allocated shall be the total number of stock acquisition rights to be issued.

3. Number of shares to be acquired upon exercise of the stock acquisition rights

1,180 shares in the Company

The number of shares of the Company to be acquired upon exercise of each stock acquisition right shall be one share in the Company (the "Number of Shares per SAR").

In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares , if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights

The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.

The Exercise Price shall be 70,256 yen.

If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".
If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights
From October 1, 2008 to September 30, 2012

6. Conditions of exercising stock acquisition rights
(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.
  (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
  (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;
(b) The conditions of exercise of stock acquisition rights by a successor shall be as set out in the agreement described in (c) below.
(c) Other conditions of exercising rights shall be as set out in an agreement executed between the Company and the SAR Holder pursuant to a resolution of the board of directors.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights
The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase

calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right

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To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Exercise price of stock acquisition rights

No payment shall be required to be made in exchange for stock acquisition rights.

12. Date of allocation of stock acquisition rights

October 1, 2006

13. Issue of stock acquisition right certificates

Stock acquisition right certificates shall not be issued.

14. Handling of fractional shares

If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

15. Location to submit exercise notice of stock acquisition rights

Head office of the Company

16. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

17. Total issuable shares of the Company

9,000,000 shares

18. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator

Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

19. Handling of interpretation of terms and conditions and other measures
If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Schedule 11

Details of Fifth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name

SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights

1,180 units

This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of Fifth Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights

1,180 shares of common stock in the Company

The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").

In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights

The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.

The Exercise Price shall be 70,256 yen.

If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

[142]

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights

From October 1, 2008 to September 30, 2012

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.
   (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
   (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;
   (iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;
   (iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;
   (v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Holders of stock acquisition rights may exercise all or part of stock acquisition rights allocated in accordance with (i) or (ii) below. Any fraction of a stock acquisition right for the number of exercisable stock acquisition rights shall be rounded up to the nearest whole unit.

(i) Holders of stock acquisition rights may exercise half of the rights allocated from October 1, 2008 to September 30, 2009.

(ii) Holders of stock acquisition rights may exercise all rights allocated from October 1, 2009 to September 30, 2012.

(c) Any SAR Holder may not split one stock acquisiton right and exercise that right.

(d) [Succession of Stock Acquisition Rights]

(i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (d) unless before his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) and (b) above shall not be applied.

(ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).

a. Commencement date of inheritance;
b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);
c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of a stock acquisition rights).

(iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.

a. A certified copy of the removal of the SAR Holder;
b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;
c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;
d. Other ducuments that the Company specifies.

(iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another

existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares

If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights

Head office of the Company

14. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s bridge bank)

15. Total issuable shares of the Company

14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Schedule 12

Details of First Series Stock Acquisition Rights
Issued by JSAT Corporation

1. Name of stock acquisition rights
First Series Stock Acquisition Rights issued by JSAT Corporation (the "Company")

2. Class and number of shares to be acquired upon exercise of the stock acquisition rights
1,000 shares of common stock in the Company.
In the case of a stock split or stock consolidation by the Company, the number of shares to be acquired shall be adjusted using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised at that point in time from all stock acquisition rights, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

3. Total number of the stock acquisition rights
1,000 units (one share per stock acquisition right; provided, however, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 2 above).

4. Issue price of stock acquisition rights
0 yen per each stock acquisition right

5. Issue date of stock acquisition rights
November 19, 2003.

6. Amount to be paid upon exercise of stock acquisition rights
The exercise price per stock acquisition right shall be an amount equal to the exercise price per share determined as follows ("Exercise Price") multiplied by the number of shares per stock acquisition right provided in Section 3 above.
The Exercise Price shall be 464,387 yen.
If, after the issue of stock acquisition rights, the Company carries out a stock split or stock consolidation, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the issue of stock acquisition rights, the Company issues new shares at a price less than the market price (excluding capital increase by public offering at market price and the issuance of shares following exercise of stock acquisition rights and stock acquisition right certificates), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

[147]

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

7. Exercise period of stock acquisition rights

From July 1, 2005 to June 30, 2008

8. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the election of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) (If a holder of stock acquistion rights is a director, executive officer, contract employee, or employee of the Company) The total amount obtained when the Exercise Price is multiplied by the number of stock acquisition rights that may be exercised and the number of relevant shares shall not exceed 12 million yen per year, provided that the year described in this subitem (i) shall be the period ending each year on January 1.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of Daiwa Securities SMBC Co. Ltd. in the name of the holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7above if any one of the following subitems applies:
   (i) The SAR Holder is subject to imprisonment without labor or heavier penalties;
   (ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as retiring under instruction or being dismissed for disciplinary reasons;
   (iii) The SAR Holder is appointed as a director, corporate auditor, employee, advisor, contract employee, consultant of a company other than the Company or an affiliate of the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or
   (iv) The SAR Holder has given written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

9. Causes and conditions of cancellation of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company is approved, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting, the Company may cancel the stock acquisition rights at no cost.

(b) When any person who is allocated the stock acquisition rights does not fulfil the conditions of exercising rights due to a regulation set out in Section 8(a), (d) or (e) above, the Company may cancel the stock acquisition rights at no cost, provided that the procedures for that cancellation may be carried out together after the expiration of the exercise period of the stock acquisition rights.

10. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the board of directors.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall only be issued upon request by an SAR Holder.

12. Portion of the issue price for newly issued shares to be issued upon exercise of stock acquisition rights that will not be recorded in the stated capital of the Company

If new shares are issued upon exercise of stock acquisition rights, the amount of the issue price of the new shares not to be recorded in the stated capital equals the issue price less the amount to be recorded in the stated capital. The amount to be recorded in the stated capital shall be the amount obtained by multiplying the issue price by 0.5, with any fraction of a yen being rounded up to the nearest whole yen.

13. Record date for dividends of profits or interest with respect to newly issued shares upon exercise of stock acquisition rights

If new shares are issued upon exercise of stock acquisition rights, payment of the first dividend or the distribution of money for the first interim dividend for shares of newly issued shares shall be made as though the stock acquisition rights were exercised at the beginning of the dividend calculation period under which the stock acquisition rights were exercised.

14. Location to submit exercise notice of stock acquisition rights
Head office of JSAT Corporation, Personnel and General Affairs Division
(Address) 1-11-1 Marunouchi, Chiyoda-ku, Tokyo

15. Payment location
Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
(Address) 1-1-2 Yurakucho, Chiyoda-ku, Tokyo

16. Entrusted securities company
Daiwa Securities SMBC Co. Ltd.
(Address) 1-8-1 Marunouchi, Chiyoda-ku, Tokyo

Schedule 13

Details of Sixth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Name of stock acquisition rights

Sixth Series Stock Acquisition Rights issued by SKY Perfect JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights

Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights

Head office of the Company

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights

4,000 shares of common stock in the Company, provided that the Company deducts the number of First Series Stock Acquisition Rights of JSAT Corporation exercised before the day immediately prior to the Company's incorporation date multiplied by four.

If the Company carries out a stock split or stock consolidation, the number of shares to be acquired shall be adjusted using the following formula, provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised at that point in time from all stock acquisition rights, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

5. Total number of the stock acquisition rights

1,000 units, provided, however, that the Company deducts the number of First Series Stock Acquisition Rights of the JSAT Corporation exercised before the day immediately prior to the Company's incorporation date (four shares per stock acquisition right, provided, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights

The Exercise Price per stock acquisition right shall be an amount equal to the exercise price per share of 116,097 multiplied by the number of shares per stock acquisition right provided in Section 4 above.

If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

[151]

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights

From April 2, 2007 to June 30, 2008

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2007, which shall commence on April 2) and ending on December 31 (except in 2008, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) When a SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the

Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

Schedule 14

Details of Second Series Stock Acquisition Rights
Issued by JSAT Corporation

1. Name of stock acquisition rights

Second Series Stock Acquisition Rights issued by JSAT Corporation (the "Company")

2. Class and number of shares to be acquired upon exercise of the stock acquisition rights

1,000 shares of common stock in the Company.
In the case of a stock split or stock consolidation by the Company, the number of shares to be acquired shall be adjusted using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised at that point in time from all stock acquisition rights, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

3. Total number of the stock acquisition rights

1,000 units (one share per stock acquisition right; provided, however, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 2 above).

4. Issue price of stock acquisition rights

0 yen per each stock acquisition right

5. Issue date of stock acquisition rights

August 13, 2004

6. Amount to be paid upon exercise of stock acquisition rights

The exercise price per stock acquisition right shall be an amount equal to the exercise price per share determined as follows ("Exercise Price") multiplied by the number of shares per stock acquisition right provided in Section 3 above.
The Exercise Price shall be 340,150 yen.
If, after the issue of stock acquisition rights, the Company carries out a stock split or stock consolidation, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the issue of stock acquisition rights, the Company issues new shares at a price less than the market price (excluding capital increase by public offering at market price and the issuance of shares following exercise of stock acquisition rights and stock acquisition right certificates), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

7. Exercise period of stock acquisition rights

From July 1, 2005 to June 30, 2009

8. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the election of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) (If a holder of stock acquistion rights is a director, executive officer, contract employee, or employee of the Company) The total amount obtained when the Exercise Price is multiplied by the number of stock acquisition rights that may be exercised and the number of relevant shares shall not exceed 12 million yen per year, provided that the year described in this subitem (i) shall be the period ending each year on January 1.

- (ii) Shares acquired by exercise of rights shall be held in a share custody account of Daiwa Securities SMBC Co. Ltd. in the name of the holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7above if any one of the following subitems applies:

- (i) The SAR Holder is subject to imprisonment without labor or heavier penalties;
- (ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as retiring under instruction or being dismissed for disciplinary reasons;
- (iii) The SAR Holder is appointed as a director, corporate auditor, employee, advisor, contract employée, consultant of a company other than the Company or an affiliate of the Company that is in competition with the Company and whose prupose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or
- (iv) The SAR Holder has given written notice in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

9. Causes and conditions of cancellation of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company is approved, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting, the Company may cancel the stock acquisition rights at no cost.

(b) When any person who is allocated the stock acquisition rights does not fulfil the requirements of exercising rights due to a regulation set out in Section 8(a), (d) or (e) above, the Company may cancel the stock acquisition rights at no cost, provided that the procedures for that cancellation may be carried out together after the expiration of the exercise period of the stock acquisition rights.

10. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the board of directors.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall only be issued upon request by an SAR Holder.

12. Portion of the issue price for newly issued shares to be issued upon exercise of stock acquisition rights that will not be recorded in the stated capital of the Company

If new shares are issued upon exercise of stock acquisition rights, the amount of the issue price of the new shares not to be recorded in the stated capital equals the issue price less the amount to be recorded in the stated capital. The amount to be recorded in the stated capital shall be the amount obtained by multiplying the issue price by 0.5, with any fraction of a yen being rounded up to the nearest whole yen.

13. Record date for dividends of profits or interest with respect to newly issued shares upon exercise of stock acquisition rights

If new shares are issued upon exercise of stock acquisition rights, payment of the first dividend or the distribution of money for the first interim dividend for shares of newly issued shares shall be made as though the stock acquisition rights were exercised at the beginning of the dividend calculation period under which the stock acquisition rights were exercised.

14. Location to submit exercise notice of stock acquisition rights
Head office of JSAT Corporation, Personnel Division
(Address) 1-11-1 Marunouchi, Chiyoda-ku, Tokyo

15. Payment location
Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
(Address) 1-1-2 Yurakucho, Chiyoda-ku, Tokyo

16. Entrusted securities company
Daiwa Securities SMBC Co. Ltd.
(Address) 1-8-1 Marunouchi, Chiyoda-ku, Tokyo

Schedule 15

Details of Seventh Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Name of stock acquisition rights

Seventh Series Stock Acquisition Rights issued by SKY Perfect JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights

Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights

Head office of the Company

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights

4,000 shares of common stock in the Company, provided that the Company deducts the number of Second Series Stock Acquisition Rights of JSAT Corporation exercised before the day immediately prior to the Company's incorporation date multiplied by four.

If the Company carries out a stock split or stock consolidation, the number of shares to be acquired shall be adjusted using the following formula, provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised at that point in time from all stock acquisition rights, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

5. Total number of the stock acquisition rights

1,000 units, provided, however, that the Company deducts the number of Second Series Stock Acquisition Rights of the JSAT Corporation exercised before the day immediately prior to the Company's incorporation date (four shares per stock acquisition right, provided, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights

The Exercise Price per stock acquisition right shall be an amount equal to the exercise price per share of 85,038 multiplied by the number of shares per stock acquisition right provided in Section 4 above.

If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

[160]

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights

From April 2, 2007 to June 30, 2009

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2007, which shall commence on April 2) and ending on December 31 (except in 2008, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) When an SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the

Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

Schedule 16

Details of Fourth Series Stock Acquisition Rights
Issued by JSAT Corporation

1. Name of stock acquisition rights
Fourth Series Stock Acquisition Rights issued by JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights
Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights
Head office of JSAT Corporation, Personnel Division
(Address) 1-11-1 Marunouchi, Chiyoda-ku, Tokyo
(if changes are made to the department in charge of business relating to stock acquisition rights, that department in charge after the changes)

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights
300 shares of common stock in the Company.
If it is appropriate for the Company to amend the number of shares as a result of a merger, company split, stock split or stock consolidation, etc., the Company shall make adjustments as it deems necessary.

5. Total number of the stock acquisition rights
300 units (one share per stock acquisition right, provided, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of stock acquisition rights shall be an amount equal to the exercise price per share determined as follows ("Exercise Price") multiplied by the number of shares per stock acquisition right provided in Section 5 above.
The Exercise Price shall be 308,600 yen.
If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial

Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights

From July 1, 2007 to June 30, 20011

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor or advisor of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2008, which shall commence on December 22) and ending on December 31 (except in 2011, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, or advisor of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost.

(b) When an SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost.

11. Restrictions on the transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company
If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

[169]

Schedule 17

Details of Eighth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Name of stock acquisition rights

Eighth Series Stock Acquisition Rights issued by SKY Perfect JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights

Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights

Head office of the Company

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights

1,200 shares of common stock in the Company.
If it is appropriate for the Company to amend the number of shares as a result of a merger, company split, stock split or stock consolidation, etc., the Company shall make adjustments as it deems necessary.

5. Total number of the stock acquisition rights

300 units (four shares per stock acquisition right, provided, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights

The Exercise Price per stock acquisition right shall be an amount equal to the exercise price per share of 77,150 multiplied by the number of shares per stock acquisition right provided in Section 4 above.
If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights

From December 22, 2008 to June 30, 20011

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor or advisor of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for

[171]

in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2008, which shall commence on December 22) and ending on December 31 (except in 2011, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, corporate auditor or advisor of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at al shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) When an SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company
If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

Schedule 18

Details of Fifth Series Stock Acquisition Rights
Issued by JSAT Corporation

1. Name of stock acquisition rights
Fifth Series Stock Acquisition Rights issued by JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights
Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights
Head office of JSAT Corporation, Personnel Division
(Address) 1-11-1 Marunouchi, Chiyoda-ku, Tokyo
(if changes are made to the department in charge of business relating to stock acquisition rights, that department in charge after the changes)

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights
1,200 shares of common stock in the Company.
If it is appropriate for the Company to amend the number of shares as a result of a merger, company split, stock split or stock consolidation, etc., the Company shall make adjustments as it deems necessary.

5. Total number of the stock acquisition rights
1,200 units (one share per stock acquisition right; provided, however, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of a stock acquisition right shall the exercise price per share determined as follows ("Exercise Price").
The Exercise Price shall be 308,600 yen.
If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights

From July 1, 2007 to June 30, 20011

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the holder of stock acquisition tights does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2008, which shall commence on December 22) and ending on December 31 (except in 2011, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) When an SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

Schedule 19

Details of Ninth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Name of stock acquisition rights
Ninth Series Stock Acquisition Rights issued by SKY Perfect JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights
Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights
Head office of the Company

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights
4,800 shares of common stock in the Company.
If it is appropriate for the Company to amend the number of shares as a result of a merger, company split, stock split or stock consolidation, etc., the Company shall make adjustments as it deems necessary.

5. Total number of the stock acquisition rights
1,200 units (four shares per stock acquisition right; provided, however, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights
The Exercise Price per stock acquisition right shall be an amount equal to the exercise price per share of 77,150 multiplied by the number of shares per stock acquisition right provided in Section 4 above.
If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights

From December 22, 2008 to June 30, 20011

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2008, which shall commence on December 22) and ending on December 31 (except in 2011, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) When an SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.